Exhibit 2

PURCHASE AGREEMENT
by and between
NATIONAL CITY BANK
and
MERRILL LYNCH BANK & TRUST CO., FSB
dated as of
September 5, 2006

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(continued)

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(continued)

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(continued)

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TABLE OF EXHIBITS AND SCHEDULES
Exhibits

Exhibit A	Assumption Agreement
Exhibit B	Real Estate Assignment and Assumption Agreement
Exhibit C	Transition Services Agreement
Exhibit D	Bill of Sale
Exhibit E	Assignment of Assigned Contracts
Exhibit F	Trademark and Copyright Assignment
Exhibit G	Servicing Agreement
Exhibit H	Accounting Principles
Exhibit I	Estoppel Certificate
Exhibit J	Press Releases

Sections of Disclosure Schedule

Section 1	Employment Letters
Section 1.02	Retained Liabilities
Section 1.06(c)(xiv)	Written Resignations of Directors and Officers
Section 1.06(c)(xviii)	Termination Agreements
Section 2.04(b)	Consents Required Under Assigned Contracts or Contracts
Section 2.07-1	Entity Financial Statements
Section 2.07-2	Proforma Net Asset Statement
Section 2.07-3	Proforma Adjustments
Section 2.10	Material Tax Returns
Section 2.11	Litigation
Section 2.12(b)	Permits
Section 2.13	Employee Plans
Section 2.15(a)	Leased Real Property
Section 2.15(b)	Consents Required Under Lease Agreements, Company Leases and Real Estate Contracts
Section 2.16(a)	Business Intellectual Property
Section 2.16(c)(i)	Business Intellectual Property Licensed to Third Parties
Section 2.16(c)(ii)	Business Intellectual Property Licensed from Third Parties
Section 2.16(f)	Restrictions on Transfer of Business Intellectual Property
Section 2.17	Material Contracts
Section 2.20	Affiliate Transactions
Section 2.21	Bank and Brokerage Accounts
Section 2.22	Residual Interests
Section 3.04	Purchaser Required Consents
Section 4.01	Conduct of the Business
Section 4.01(b)	Forbidden Actions
Section 4.12	Sale of Owned Portfolio
Section 8.02(a)	Short-Term Cash Incentive Compensation Plans
Section 9.02(c)	Required Consents or Approvals
Section 11.02(a)	Indemnification
Section 12.01(a)	Branches
Section 12.01(b)	Company Leased Real Property
Section 12.01(c)	Excluded Assets

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Section 12.01(d)	Knowledge
Section 12.01(e)	Seller Employees
Section 12.01-1(c)	Purchased Intellectual Property
Section 12.01-1(i)	Seller Leased Real Property
Section 12.01-1(j)	Real Estate Contracts

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PURCHASE AGREEMENT
     This PURCHASE AGREEMENT (this “Agreement”), dated as of September 5, 2006, is by and between MERRILL LYNCH BANK & TRUST CO., FSB, a federal savings bank (“Purchaser”), and NATIONAL CITY BANK, a national banking association (“Seller”).
     WHEREAS, Seller, First Franklin Financial Corporation, a company organized under the laws of Delaware and a wholly owned subsidiary of Seller (“First Franklin”), and National City Home Loan Services, Inc., a company organized under the laws of Delaware and a wholly owned subsidiary of Seller (“Home Loan Services” and, together with First Franklin, the “Companies”) collectively conduct the business of originating, selling and servicing non-conforming residential first and second lien mortgage loans and home equity lines of credit marketed through the Branches, an online direct-to-consumer channel known as “NationPoint” and the business of loan retention and protection known as “Preferred Advantage” (collectively referred to as the “Business”, provided, however, that the Business does not include the Owned Portfolio); and
     WHEREAS, simultaneously with the execution of this Agreement, Purchaser has executed employment letters (the “Employment Letters”) with each of the individuals listed in Section 1 of the Disclosure Schedule which by their terms become effective on the Closing Date; and
     WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser, upon the terms and subject to the conditions hereinafter set forth, substantially all of the assets of Seller used in the Business.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and upon the terms and subject to the conditions set forth in this Agreement, the parties hereto agree as follows:
ARTICLE 1
Purchase and Sale
     Section 1.01. Purchased Assets; Excluded Assets. Purchaser agrees to purchase from Seller, and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Purchaser, at the Closing, all of Seller’s right, title and interest in, to and under the Purchased Assets, free and clear of all Liens, other than, in the case of all Purchased Assets other than the Subject Shares, Permitted Liens. Purchaser shall not purchase or acquire or otherwise obtain any right, title or interest in any Excluded Asset.
     Section 1.02. Assumed Liabilities; Retained Liabilities. Effective from and after the Closing, Purchaser shall assume, and shall thereafter pay, perform and observe fully and timely, the Assumed Liabilities. Notwithstanding the foregoing, Purchaser shall not assume those Liabilities related to the Business that are set forth on Section 1.02 of the Disclosure Schedule (the “Retained Liabilities”). Seller shall be liable to pay, perform and observe fully and timely the Retained Liabilities. In the event of any third-party claim against Purchaser with respect to any of the Assumed Liabilities, Purchaser shall have, and to the extent permitted by applicable Law, Seller hereby assigns to Purchaser, any defense, counterclaim or right of setoff to the extent that any such remedies would have been available to Seller or the Business if such claim had been asserted against Seller or the Business.
     Section 1.03. Assignment of Contracts and Rights. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Assigned

Contract or any Contract to which either of the Companies is a party or any claim or right or any benefit arising thereunder or resulting therefrom if and for so long as such assignment, without the approval, consent or waiver of a third party thereto, would constitute a breach or other contravention of such Assigned Contract or other Contract or in any way adversely affect the rights of Purchaser, Seller or either Company thereunder. If such approval, consent or waiver is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Purchaser, Seller or either Company thereunder so that Purchaser would not in fact receive all such rights, Purchaser and Seller will cooperate in a mutually agreeable arrangement under which Purchaser or one or both of the Companies, as applicable, would obtain the benefits and perform and discharge the obligations thereunder, and under which Seller would enforce for the benefit of Purchaser or one or both of the Companies, as applicable, at Purchaser’s sole cost and expense, with Purchaser being responsible for the performance and discharge of Seller’s obligations, any and all rights of Seller against a third party. Seller shall not be required to make any payments or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such approval, consent or waiver. Seller will promptly pay to Purchaser all monies received by Seller or its Affiliates from and after the Closing under any Assigned Contract or any Contract to which either of the Companies is a party, and Seller and Purchaser shall continue to cooperate and use all commercially reasonable efforts to obtain such approval, consent or waiver and to provide Purchaser with all such rights in accordance with this Agreement. Nothing in this Section 1.03 shall affect Purchaser’s other rights under this Agreement or affect the conditions to Purchaser’s obligation to close the transactions contemplated by this Agreement as set forth in Section 9.02. The provisions of this Section 1.03 shall not limit, modify or otherwise affect any representation or warranty of Seller under this Agreement.
     Section 1.04. Purchase Price. At the Closing, in consideration for the transfer by Seller to Purchaser of the Purchased Assets, Purchaser shall pay to Seller an aggregate purchase price of $1.31 billion, in cash (the “Purchase Price”), by wire transfer of immediately available funds to an account or accounts designated by Seller to Purchaser.
     Section 1.05. Payment of Payoff Amount. At the Closing, Purchaser shall pay to Seller the Estimated Payoff Amount in cash by wire transfer of immediately available funds to an account or accounts designated by Seller to Purchaser. The Estimated Payoff Amount shall be subject to adjustment as provided in Section 1.09.
     Section 1.06. Closing and Closing Deliveries; Warehouse Line Borrowing.
          (a) Closing. The closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio, or by facsimile transmission, as soon as practicable, but in no event later than the tenth Business Day after the satisfaction or waiver of the conditions set forth in Article 9 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other date or place as Purchaser and Seller may agree (the date on which the Closing occurs, the “Closing Date”). Legal title, equitable title and risk of loss with respect to the Purchased Assets will transfer to Purchaser at the Closing, which transfer will be deemed effective for accounting and other computational purposes as of 12:01 a.m. (Eastern Standard Time) on the Closing Date.
          (b) Deliveries by Purchaser at the Closing. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:
               (i) the (x) Purchase Price payable to Seller as set forth in Section 1.04 and (y) the Estimated Payoff Amount payable to Seller as set forth in Section 1.05;

               (ii) the certificate to be delivered by Purchaser pursuant to Section 9.03(a)(iii);
               (iii) the charter of Purchaser, the effectiveness of which is certified as of a recent date by the Corporate Secretary of the Office of Thrift Supervision;
               (iv) a certificate of the Corporate Secretary of the Office of Thrift Supervision as to the corporate existence as of a recent date of Purchaser;
               (v) a certificate of an officer of Purchaser, given by such officer on behalf of Purchaser and not in such officer’s individual capacity, certifying as to the bylaws (or equivalent governing document) of Purchaser and as to resolutions of the board of directors (or equivalent governing body) of Purchaser authorizing this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby;
               (vi) an assumption agreement in the substantially the form of Exhibit A, pursuant to which Purchaser will assume the Assumed Liabilities that are not assumed pursuant to any other Transaction Agreement (the “Assumption Agreement”), duly executed by Purchaser in favor of Seller;
               (vii) fully-executed and acknowledged instruments of assignment and assumption in substantially the form of Exhibit B, pursuant to which Seller will have assigned all of its right, title and interest in the Lease Agreements and the Real Estate Contracts to First Franklin or Home Loan Services (as directed by Purchaser) and First Franklin or Home Loan Services will assume all obligations thereunder, with separate agreements for each Seller Leased Real Property (collectively, the “Real Estate Assignment and Assumption Agreements”), each duly executed by First Franklin and/or Home Loan Services, as applicable;
               (viii) a transition services agreement, in substantially the form set forth in Exhibit C, (the “Transition Services Agreement”), duly executed by Purchaser;
               (ix) a general assignment and bill of sale in substantially the form of Exhibit D, pursuant to which Seller will convey the Purchased Assets to Purchaser that are not conveyed pursuant to any other Transaction Agreement (the “Bill of Sale”), duly executed and acknowledged by Purchaser;
               (x) an assignment of contracts in substantially the form of Exhibit E, pursuant to which Seller will assign to Purchaser the Assigned Contracts (other than the Lease Agreements and the Real Estate Contracts) (the “Assignment of Assigned Contracts”), duly executed and acknowledged by Purchaser;
               (xi) a Sublease Agreement pursuant to which Seller will sublease a portion of the facility located in Allegheny, Pennsylvania to First Franklin on terms mutually acceptable to Seller and Purchaser ( the “Allegheny Sublease”);
               (xii) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Transaction Agreements.
          (c) Deliveries by Seller at the Closing. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

               (i) certificates representing the Subject Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;
               (ii) the certificate to be delivered by Seller pursuant to Section 9.02(a)(iii);
               (iii) the certificate of incorporation (or equivalent organizational document) for Seller and each Company, certified as of a recent date by the Secretary of State of the applicable jurisdiction of organization;
               (iv) a certificate of the Secretary of State of each jurisdiction in which Seller and each Company is organized as to the good standing as of a recent date of Seller and such Company, as applicable, in such jurisdiction;
               (v) a certificate of an officer of each of the Companies, given by each such officer on behalf of such Company and not in such officer’s individual capacity, certifying as to the bylaws (or equivalent governing document) of such Company;
               (vi) the Assumption Agreement, duly executed by Seller;
               (vii) each Real Estate Assignment and Assumption Agreement, duly executed by Seller;
               (viii) the Transition Services Agreement, duly executed by Seller;
               (ix) the Allegheny Sublease, duly executed by Seller;
               (x) the Bill of Sale, duly executed by Seller in favor of Purchaser;
               (xi) the Assignment of Assigned Contracts, duly executed by Seller in favor of Purchaser;
               (xii) a deposit agreement pursuant to which Seller will agree to maintain the deposit accounts (including all escrow and custodial collection accounts) related to the Business at Seller or one of its Affiliates in a form and containing such arm’s length commercial terms as Purchaser and Seller shall mutually agree, (the “Deposit Agreement”), duly executed by Seller;
               (xiii) a duly executed trademark and copyright assignment substantially in the form of Exhibit F (the “Trademark and Copyright Assignment”);
               (xiv) original corporate record books and stock record books of each of the Companies;
               (xv) written resignations of the directors and officers of the Companies as set forth on Section 1.06(c)(xv) of the Disclosure Schedule;
               (xvi) affidavits dated as of the Closing Date, in the form required by the Treasury regulations issued under Section 1445 of the Code, to the effect that Seller is not a foreign person for purposes of Section 1445 of the Code;
               (xvii) a Servicing Agreement (the “Servicing Agreement”), duly executed by Home Loan Services and the counterparties thereto, in the substantially the form of Exhibit G;

               (xviii) a waiver, release and termination agreement pursuant to which Seller and each of its applicable Affiliates shall terminate each of the agreements listed on Section 1.06(c)(xviii) of the Disclosure Schedule and provide a waiver and release to Purchaser and its Affiliates (including the Companies following the Closing) from any and all Liabilities under the agreements listed on Section 1.06(c)(xviii) of the Disclosure Schedule, regardless of when arising;
               (xix) a payoff letter evidencing payment of the Payoff Amount and the extinguishment of all Indebtedness between the Seller and the Companies, including the warehouse facility; and
               (xx) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Transaction Agreements.
     Section 1.07. Prorations.
          (a) Without duplication of any amounts paid under Section 1.09 on the Closing Date, on the Closing Date, all rent, common area charges, utility charges and other similar periodic obligations under the Lease Agreements and the Real Estate Contracts (other than Taxes, which shall be allocated as provided in Section 7.03) transferred at the Closing shall be prorated as of the Closing. Except to the extent set forth in Section 1.07(b), whenever possible, such prorations shall be based on actual, current payments by Seller or its Affiliates, and to the extent such actual amounts are not available, such prorations shall be estimated as of the Closing based on actual amounts for the most recent comparable billing period. When the actual amounts become known, such prorations shall be recalculated by Purchaser and Seller, and Purchaser or Seller, as the case may be, promptly (but not later than 10 Business Days after notice of payment due) shall make any additional payment or refund so that the correct prorated amount is paid by each of Purchaser and Seller.
          (b) Percentage rent payable under each Lease Agreement shall be prorated at the end of the current lease year for each Lease Agreement, and the aggregate percentage rent payable, if any, shall be paid by Purchaser when due and Seller shall promptly reimburse Purchaser a portion thereof determined by multiplying (i) a fraction, the numerator of which is the number of days from the first day of such lease year to (and excluding) the Closing Date, and the denominator of which is the number of days for the entire lease year, times (ii) the aggregate amount of percentage rent actually due under the Lease Agreement for such lease year. Seller, upon the request of Purchaser, shall promptly provide Purchaser with such information as Purchaser shall be required to submit to landlords under the Lease Agreements in connection with the payment of percentage rent with respect to the Seller Leased Real Property. Purchaser shall provide Seller with a schedule showing Purchaser’s determination of the percentage rent payable at each Seller Leased Real Property pursuant to the first sentence of this Section 1.07(b).
          (c) Purchaser and Seller shall cooperate in good faith to resolve any dispute with respect to prorations. In the event Purchaser and Seller are unable to resolve such dispute within 15 days after the date such dispute arose, Purchaser and Seller jointly shall engage a nationally recognized independent accounting firm mutually agreeable to Purchaser and Seller (the “Accounting Firm”) to resolve such dispute. As promptly as practicable thereafter, Purchaser and Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, Purchaser and Seller shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and Seller. The parties shall share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties.

     Section 1.08. Allocation of Purchase Price.
          (a) Within 90 days after the Closing, Purchaser shall prepare an allocation of the Purchase Price and the Payoff Amount, together with the Assumed Liabilities included in amount realized for federal income tax purposes, among the Purchased Assets in accordance with Section 1060 of the Code (the “Allocation Schedule”).
          (b) If Seller disagrees with respect to any material item in the Allocation Schedule, the parties shall negotiate in good faith to resolve the dispute. If they cannot resolve the dispute within 30 days, the parties shall engage the Accounting Firm. As promptly as practicable thereafter, Purchaser and Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, Purchaser and Seller shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and Seller. The parties shall share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties. Seller and Purchaser shall each provide to the other for review a copy of its IRS Form 8594 at least 10 Business Days prior to its submission to the IRS.
          (c) Purchaser and Seller shall report the purchase and sale of the Purchased Assets and the Subject Shares in accordance with the Allocation Schedule (as the same may be adjusted under Section 1.08(b)) on all relevant Tax Returns, including IRS Form 8594, and shall not take any position inconsistent with the Allocation Schedule unless required by applicable Law; provided, however, that Purchaser’s Tax basis in the Purchased Assets and the Subject Shares may exceed the total amount allocated to the Purchased Assets and the Subject Shares pursuant to the Allocation Schedule to reflect Purchaser’s capitalized transaction costs, and Seller’s amount realized may be less than the total amount allocated to the Purchased Assets and the Subject Shares pursuant to the Allocation Schedule in order to reflect Seller’s transaction costs. The Allocation Schedule shall be subsequently amended as required by applicable Law as the parties shall mutually agree.
     Section 1.09. Payoff Amount Adjustment.
          (a) No less than five (5) Business Days prior to the Closing Date, Seller shall provide Purchaser with a statement of net assets of the Business prepared in the same manner as the Pro Forma Net Assets Statement, together with a statement containing Seller’s good faith estimate of the Payoff Amount each as of the anticipated Closing Date (the “Estimated Payoff Amount”). The statements to be provided by Seller to Purchaser shall be in the form of the statements attached to Section 2.07-2 of the Disclosure Schedule. The Estimated Payoff Amount and the Actual Payoff Amount and the respective statement of net assets from which each amount is derived pursuant to this Section 1.09 shall be calculated in the same manner, using the accounting principles, practices, methodologies and policies used in preparing the Pro Forma Financial Statements as identified on Exhibit H and with reference to the Proforma adjustments identified in Section 2.07-3 of the Disclosure Schedule, provided, however, that notwithstanding any term or provision to the contrary, Taxes shall not be included on any financial statements for purposes of determining the Estimated Payoff Amount or the Actual Payoff Amount (as defined below), and shall not be included on the Final Statement (as defined below) (the “Accounting Principles”).
          (b) As promptly as practicable following the Closing Date, but in no event more than 60 days following the Closing Date, Seller will prepare and deliver to Purchaser a statement of net assets of the Business as of the Closing Date prepared in the same manner as the Pro Forma Net Assets Statement, together with a statement setting forth the Payoff Amount as of the Closing Date (the “Actual Payoff Amount”) in the form of the statements attached to Section 2.07-2 of the Disclosure Schedule (such

Closing Date statement detailing the calculation of the Actual Payoff Amount being referred to as the “Statement”).
          (c) Within 30 days after delivery of the Statement, Purchaser shall deliver to Seller a notice setting forth, in reasonable detail, any good faith dispute as to the Statement or the calculation of the Actual Payoff Amount, in each case, together with a reasonable explanation of the basis for such dispute (a “Dispute Notice”).
          (d) For 15 days after Seller’s receipt of a Dispute Notice, if any, the parties shall endeavor in good faith to resolve by mutual agreement all matters properly included in the Dispute Notice. If the parties are unable to resolve any matter properly included in the Dispute Notice within such 15-day period, Purchaser and Seller shall engage the Accounting Firm. Purchaser and Seller will each pay one-half of the fees and expenses of the Accounting Firm.
          (e) Purchaser and Seller shall instruct the Accounting Firm to render its written decision resolving the disputed matters as promptly as practicable. The parties shall cooperate with each other and the Accounting Firm in connection with the matters set forth in this Section 1.09, including by furnishing such information as may be reasonably requested. Each party shall afford the other parties the opportunity to participate in all communications with the Accounting Firm. The determination of the Accounting Firm shall be final and binding and no party shall seek recourse to courts, other tribunals or otherwise, other than to collect any amounts due under this Section 1.09. Judgment may be entered to enforce the Accounting Firm’s determination in any court having jurisdiction over the party against which such determination is to be enforced.
          (f) Within 3 Business Days after the final determination in accordance with this Section 1.09 of the Statement (the “Final Statement”) and the Actual Payoff Amount, Seller shall pay to Purchaser the amount by which the Actual Payoff Amount is less than the Estimated Payoff Amount or Purchaser shall pay to Seller the amount by which the Actual Payoff Amount is greater than the Estimated Payoff Amount.
          (g) All payments under this Section 1.09 shall be made by wire transfer of immediately available funds to an account designated in writing by Seller or Purchaser, as the case may be.
          Nothing contained in this Section 1.09 shall be interpreted to limit the indemnification provisions contained in Article 11 hereof, provided that neither Purchaser nor Seller shall be entitled to be compensated, through the indemnification provisions of this Agreement or otherwise, with respect to matters properly covered by any Dispute Notice and resolved in accordance with this Section 1.09.
ARTICLE 2
Representations and Warranties of Seller
     Subject to the exceptions set forth in the applicable Sections of the Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows:
     Section 2.01. Organization. Seller and each of the Companies is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and has the requisite corporate power and authority to own its properties and to carry on the Business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the certificate of incorporation and by-laws (or other organizational documents) of each of the Companies as currently in effect have been provided to Purchaser, and as so provided, are in full force and effect and no other organizational documents are applicable to or binding upon either Company.
     Section 2.02. Authority; Enforceability. Seller has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Transaction Agreements to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and no other corporate proceedings on the part of Seller are necessary pursuant to its governing documents or the Laws of its jurisdiction of organization to authorize this Agreement or the Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller, and each Transaction Agreement to which it is specified to be a party will be duly executed and delivered by Seller, and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitutes or will constitute a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles, whether considered in a proceeding in equity or at law (collectively, the “General Enforceability Exceptions”).
     Section 2.03. Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the Transaction Agreements to which it is a party does not and will not (a) conflict with or violate the organizational or governing documents of Seller or either of the Companies, (b) assuming that all consents, approvals and authorizations contemplated by Section 2.04 have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to the Business or the Purchased Assets, or (c) assuming that all consents, approvals and authorizations contemplated by Section 2.04 have been obtained and all filings described therein have been made, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment, increase or acceleration of any obligation, payment or provision of, any Contract or Permit necessary for the operation of the Business, except in the case of clause (c) above for any such conflict, violation, breach, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.04. Consents. The execution, delivery and performance by Seller of this Agreement and the Transaction Agreements to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Person, except for (a) the Required Regulatory Approval, (b) those consents, approvals and authorizations that may be required under Assigned Contracts or Contracts to which either Company is a party, each of which is described in Section 2.04(b) of the Disclosure Schedule, (c) those consents, approvals and authorizations that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby, and (d) those consents, approvals, authorizations or permits of, actions by, filings with or notifications the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     Section 2.05. The Subject Shares. Seller has good and valid title to the Subject Shares, in each case, free and clear of all Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Subject Shares, upon delivery to Purchaser at the Closing of certificates representing the Subject Shares, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the Purchase Price, good and valid title to the Subject Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates. Other than this Agreement, the Subject Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Subject Shares.
     Section 2.06. Capital Stock of the Companies.
          (a) The authorized capital stock of First Franklin consists of 1,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding. The authorized capital stock of Home Loan Services consists of 10,000 shares of common stock, par value $100.00 per share, of which 2,000 shares are issued and outstanding. Except for the Subject Shares, there are no shares of capital stock or other equity securities of either of the Companies issued, reserved for issuance or outstanding. The Subject Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right or organizational documents of the Companies or any Contract to which either of the Companies is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of common stock of First Franklin or Home Loan Services may vote (“Voting Company Debt”). There are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which either of the Companies is a party or by which either of them is bound (i) obligating either of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, either of the Companies or any Voting Company Debt or (ii) obligating either of the Companies to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are not any outstanding contractual obligations of either of the Companies to repurchase, redeem or otherwise acquire any shares of capital stock of either of the Companies.
          (b) As of the date of this Agreement, neither of the Companies owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.
     Section 2.07. Financial Statements.
          (a) Section 2.07-1 of the Disclosure Schedule sets forth unaudited balance sheets of each of the Companies as of June 30, 2006 and an income statement for the six-month period then ended for each of the Companies (the “Entity Financial Statements”). The Entity Financial Statements were prepared in accordance with GAAP (except for the absence of footnote disclosure and normal year-end adjustments), were derived from the books and records of Seller and the Companies, and fairly present, in all material respects, the financial condition and results of operations of each of the Companies as of the date and for the period presented.
          (b) Section 2.07-2 of the Disclosure Schedule sets forth an unaudited pro forma statement of Net Assets of the Business on a combined basis as of June 30, 2006, together with the notes thereto (the “Pro Forma Net Asset Statement”), and a related unaudited pro forma income statement for the Business, on a combined basis, for the six-month period then ended (collectively the “Pro Forma Financial Statements”). The Pro Forma Financial Statements were derived from the books and records of Seller relating to the Business and the Entity Financial Statements, were prepared subject to the pro forma adjustments identified in Section 2.07-3 of the Disclosure Schedule, and fairly present, in all material respects, the pro forma net assets and results of operations of the Business as of the respective date and for the period presented (which excludes Excluded Assets and Retained Liabilities).
          (c) The books and records of the Business have been maintained in accordance with good business practices. The Pro Forma Net Asset Statement does not reflect any asset that is not intended to constitute a part of the Business after giving effect to this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby.
     Section 2.08. Events Subsequent to Pro Forma Financial Statements. Since June 30, 2006, (a) Seller and the Companies have conducted the Business only in the ordinary course consistent with past practice, (b) there has been no change or development or combination of changes or developments that has had or would reasonably be expected to have a Material Adverse Effect and (c) neither Seller nor either of the Companies has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in the last sentence of Section 4.01.
     Section 2.09. Absence of Undisclosed Liabilities. There are no Liabilities relating to the Business, and there is no existing condition, situation or set of circumstances that reasonably would be expected to result in such a Liability, except for Liabilities (a) reflected in the Entity Financial Statements or the Pro Forma Financial Statements or (b) that were incurred (i) since the date of the Entity Financial Statements or the Pro Forma Financial Statements, as the case may be, (ii) were normal and recurring expenses incurred in the ordinary course of business, (iii) are not in violation of this Agreement and (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.10. Taxes. Each of the Companies (and, with respect to the Purchased Assets, Seller) has filed all Tax Returns that it was required to file and has paid or withheld all Taxes that it was required to pay, whether or not shown thereon as due and owing. All such Tax Returns were correct and complete in all material respects. The Seller (with respect to the Purchased Assets) and each Company has withheld and paid to the appropriate Taxing Authority all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and has complied with all applicable Tax information reporting requirements. Neither of the Companies nor, with respect to the Purchased Assets, Seller, has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. Neither of the Companies is a party to any Tax allocation or sharing agreement (other than Tax allocation or sharing agreements solely among the Companies and other Persons who are members of a combined, consolidated or unitary group which includes the Companies). There is no audit, claim or controversy currently pending or, to the Seller’s Knowledge, threatened with respect to either of the Companies or Seller (with respect to the Purchased Assets) in respect of any Tax. Neither of the Companies (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is National City Corporation) or (ii) has any liability for Taxes of any Person (other than the Companies or any other corporation that is a member of the affiliated group filing a federal consolidated income tax return that the Companies are currently members) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither of the Companies owns, and none of the Purchased Assets constitutes, an interest in a taxable mortgage pool within the meaning of Section 7701(i) of the Code. Neither of the Companies has,

at any time in the last two years, been the “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code. Neither the Seller (with respect to the Purchased Assets) nor either one of the Companies is a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or “tax shelter” within the meaning of Section 6662(d)(2)(C) of the Code or has participated in a transaction in respect of which disclosure has been made under Section 6662(d)(2)(B)(ii) of the Code. National City Corporation will be entitled to make an election with respect to the Companies under Section 338(h)(10) of the Code and corresponding provisions of applicable state or local Law. Neither the Seller (with respect to the Purchased Assets) nor either Company has entered into a “closing agreement” pursuant to Section 7121 of the Code (or any similar provision under requirements of Law) that could increase the Tax liability of any Company for a Post-Closing Period or the Post-Closing portion of any Straddle Period. Neither Company has sought or received a ruling from a Taxing Authority that would increase the Tax liability of any Company for a Post-Closing Period or the Post-Closing portion of any Straddle Period. Section 2.10 of the Disclosure Schedule lists all material Tax Returns, whether federal, state, or local, filed by or with respect to the Companies or the Purchased Assets for taxable periods ended on or after December 31, 2002, and indicates all such material Tax Returns that are currently the subject of audit or other administrative or judicial proceeding. Seller has made available to Purchaser correct and complete copies of all material (i) federal, state and local Tax Returns (in the case of any consolidated Tax Returns that include entities other than the Companies by way of pro forma Tax Returns of the Companies) filed by or with respect to the Companies and the Purchased Assets for taxable periods ended on or after December 31, 2002 and (ii) examination reports relating to and statements of deficiencies assessed against or agreed to by the Companies (or by the Seller with respect to the Purchased Assets) for taxable periods ended on or after December 31, 2002.
     Section 2.11. Litigation. Section 2.11 of the Disclosure Schedule contains a complete and correct list of all material pending, or to Seller’s Knowledge, threatened Actions against (i) Seller which primarily arises out of or with respect to the Business, the Purchased Assets or the Assumed Liabilities or (ii) either Company. None of such Actions have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no outstanding Governmental Orders that restrict the operation or use of the Business or the Purchased Assets in any material respect.
     Section 2.12. Compliance with Law; Permits.
          (a) None of Seller, either Company or any of their respective Affiliates or the Business is or in the past five years has been in material default under or in material violation of, or has been charged with any material violation of, any Law to which Seller, either Company or any of their respective Affiliates, the Business or any of the Purchased Assets or Assumed Liabilities is or was subject, that, in the case of Seller and any Affiliate of Seller or either Company, relates to the Business, the Purchased Assets or the Assumed Liabilities. No investigation, inquiry or review by any Governmental Authority with respect to the Business is pending or, to Seller’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct the same.
          (b) The Purchased Assets include all governmental permits, licenses, franchises, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals necessary to conduct the Business as presently conducted (collectively, the “Permits”), except those Permits the failure of which to possess has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Permits have been legally obtained and maintained and are in full force and effect except in each case for any Permits the failure of which to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of Seller, either Company, the Purchased Assets or the

Business is in material violation of, or is being operated in material violation of any Permit. All material Permits are listed in Section 2.12(b) of the Disclosure Schedule.
     Section 2.13. Employee Benefits.
          (a) Section 2.13 of the Disclosure Schedule sets forth a correct and complete list identifying each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, employment, retention, consulting, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance or other employee benefit plan, agreement, arrangement or understanding which is maintained, administered or contributed to by Seller or any of its Affiliates and covers any Employee as of the date hereof. Such plans are referred to collectively herein as the “Employee Plans.” True and correct copies of each Employee Plan have been delivered or made available to Purchaser by Seller. Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and applicable Laws and each Employee Plan that is intended to be qualified under Section 401(a) and 401(k) of the Code has received or has timely applied for a favorable determination letter from the IRS, and Seller has no Knowledge of any circumstances that will result in revocation of any such favorable determination letter.
          (b) Neither of the Companies has any liability (directly or indirectly) with respect to any employee benefit plan subject to Title IV of ERISA by virtue of having been in a “controlled group” with any other entity for purposes of ERISA or the Code
          (c) There is no Action pending, or threatened, alleging any breach of the terms of any Employee Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any such plan.
          (d) All employees, leased employees, consultants and independent contractors engaged by the Companies have been properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) and Seller and its Affiliates have withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons.
     Section 2.14. Labor Relations.
          (a) Except as would not reasonably be expected to have a Material Adverse Effect, (i) no labor strike, work stoppage, slowdown or dispute is pending or, to Seller’s Knowledge, threatened that involves any Employees and (ii) Seller and the Companies are in material compliance with all Laws relating to labor relations, employment practices and occupational safety and health.
          (b) Seller and the Companies have not committed any unfair labor practice in connection with the Business, and there is no charge or complaint against Seller or either of the Companies by the National Labor Relations Board pending or, to Seller’s Knowledge, threatened, and relating to the Business. There is no charge of discrimination in employment or employment practices that has been asserted or is now pending or, to Seller’s Knowledge, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority against Seller or either of the Companies relating to the Business in any jurisdiction in which Employees are located.
     Section 2.15. Real Property. Except for the representation and warranty provided in Section 2.19 of this Agreement, the representations and warranties contained in this Section 2.15 constitute the sole representations and warranties of Seller relating to the Leased Real Property.

          (a) Section 2.15(a) of the Disclosure Schedule lists all of the Lease Agreements, Company Leases and Real Estate Contracts demising the Leased Real Property. The Leased Real Property, together with easements appurtenant thereto, includes all of the real property used or held for use in connection with or otherwise required to conduct the Business in substantially the manner it has been conducted prior to the date of this Agreement. Seller represents that neither Company (i) owns any real property and/or improvements or (ii) leases any real property and/or improvements other than the Company Leased Property.
          (b) Each Leased Real Property is used or occupied by Seller or a Company for purposes relating to the Business pursuant to a Lease Agreement or Company Lease, as applicable. A true, correct and complete copy of each Lease Agreement, Company Lease and Real Estate Contract has been delivered or made available to Purchaser in the Data Room. (i) Each Lease Agreement, Company Lease and Real Estate Contract is in full force and effect and is enforceable against the parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, (ii) there are no existing defaults by Seller, either Company or to Seller’s Knowledge, by the lessor under any of the Lease Agreements, Company Leases or Real Estate Contract, and (iii) no event has occurred that (with notice or lapse of time, or both) would reasonably be expected to constitute a breach or default under any such agreements by Seller or the Companies (or any other party thereto). A consent is required from the lessor under each of the Lease Agreements, Company Leases and Real Estate Contracts listed on Section 2.15(b) of the Disclosure Schedule to consummate the transactions contemplated by this Agreement and the Transaction Agreements.
          (c) The leasing, occupancy or use of the Leased Real Property, is not in violation of any Law, including any building, zoning, environmental or other Law. The condition and use of the Facilities conforms to each applicable certificate of occupancy and all other Permits required to be issued in connection therewith, except where such condition or use has not had and would not reasonably be expected to have a Material Adverse Effect. Neither Seller nor any Company has received any notice, with respect to any part of the Leased Real Property, of (i) any violation of any zoning, subdivision or building Law applicable thereto, (ii) taking or intent to take by eminent domain any part of such property, or (iii) commencement of enforcement proceedings with respect to delinquent Taxes.
          (d) Seller and each Company have valid leasehold interests in and are in possession of the Leased Real Property, and in each case, such leasehold interests are free and clear of all Liens, other than Permitted Liens.
          (e) No brokerage fees, commissions or any similar payments are owed or payable by the Seller or the Companies to any third party in connection with the existence or execution of the Lease Agreements and/or the Company Leases, or in connection with any renewal, expansion or extension of any Lease Agreement and/or Company Lease.
          (f) Seller and each Company have not entered into any sublease or assignment of the Leased Real Property and, other than the tenant under the applicable lease, there are no parties physically occupying any portion of the Leased Real Property.
     Section 2.16. Intellectual Property.
     Except for the representation and warranty provided in Section 2.19 of this Agreement, the representations and warranties contained in this Section 2.16 constitute the sole representations and warranties of Seller concerning Intellectual Property.

          (a) Section 2.16(a) of the Disclosure Schedule sets forth a true and complete list of each item of Business Intellectual Property that (i) is registered with, or subject to application for registration with, any Governmental Authority or Internet domain name registrar, indicating for each such item the owner, the registration or application number and the applicable filing jurisdiction, or (ii) is otherwise material to the Business (with the exception of trade secrets, know-how, goodwill and other items of Intellectual Property not reducible to schedule form), indicating for each such item the owner. To Seller’s Knowledge, all such registrations with and applications to Governmental Authorities in respect of the Business Intellectual Property are valid and in full force and effect. The Business Intellectual Property, taken together with the licensed Intellectual Property set forth in Section 2.16(c)(ii) of the Disclosure Schedule and the Intellectual Property made available in the Transition Services Agreement, includes all of the Intellectual Property that is used or held for use in connection with or otherwise required to conduct the Business in substantially the manner it has been conducted prior to the date of this Agreement, except for licenses to “off-the-shelf” software that is generally commercially available and that have not, nor are likely to, involve the payment of more than $250,000 in any given year.
          (b) One of the Companies is the sole owner of all right, title and interest in and to the Company Intellectual Property, free and clear of all Liens. Seller is the sole owner of all right, title and interest in and to the Purchased Intellectual Property, free and clear of all Liens. Upon the Closing, Purchaser shall receive all right, title and interest in and to the Business Intellectual Property, free and clear of all Liens. All copyrightable works included in the Business Intellectual Property were either created by employees or contractors of Seller or the Companies within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works, except moral rights, have been legally and fully assigned to Seller or one of the Companies, as applicable, in each case to the extent the failure of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) No item of Business Intellectual Property is licensed by Seller or by either Company to any third party, except for such licenses set forth in Section 2.16(c)(i) of the Disclosure Schedule (indicating for each such license, the title and date thereof and the parties thereto). Section 2.16(c)(ii) of the Disclosure Schedule lists all material Intellectual Property that is licensed by Seller or by either Company from any third party, for use in the Business (indicating for each such license, the title and date thereof and the parties thereto), except for licenses to “off-the-shelf” software that is generally commercially available and that have not, nor are likely to, involve the payment of more than $250,000 in any given year. Neither the Seller nor the Companies are in default (or with the giving of notice or lapse of time or both, would be in default) in any material respect under any license, or any other Contract pursuant to which Seller or the Companies have been granted a right, to use the Intellectual Property set forth in Section 2.16(c)(ii) of the Disclosure Schedule.
          (d) None of the Business Intellectual Property or, to Seller’s Knowledge, the licensed Intellectual Property set forth in Section 2.16(c)(ii) of the Disclosure Schedule, is subject to any outstanding Governmental Order or agreement adversely affecting Seller’s or the Companies’ use thereof or rights thereto. There is no Action pending, asserted or, to Seller’s Knowledge, threatened against Seller or either Company concerning the ownership, validity, registerability, enforceability, infringement or use of, any Business Intellectual Property or the licensed right to use any Intellectual Property set forth in Section 2.16(c)(ii) of the Disclosure Schedule.
          (e) None of the Business Intellectual Property, nor the conduct of the Business infringes upon or misappropriates the rights of any third party. Neither Seller nor the Companies have received any claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Business Intellectual Property infringes upon, misappropriates or otherwise violates the Intellectual Property of any third party. To Seller’s Knowledge, Purchaser’s ownership and/or use of any of the

Business Intellectual Property and continuation of the Business in a manner consistent with past practices, does not and will not infringe upon any Intellectual Property rights or any other rights of any third party. Neither Seller nor the Companies have received any written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Business Intellectual Property. To Seller’s Knowledge, no third party is infringing or misappropriating any Business Intellectual Property right.
          (f) Except as set forth in Section 2.16(f) of the Disclosure Schedule, there are no restrictions on the direct or indirect transfer of any license, or other contract or agreement pursuant to which Seller or the Companies have been granted a right to use any Intellectual Property, or any interest therein, in connection with the Business.
          (g) Seller and the Companies have taken commercially reasonable steps to protect and preserve the secrecy and confidentiality of the trade secrets and source code included in the Business Intellectual Property.
     Section 2.17. Material Contracts.
          (a) Other than Contracts related to employee benefits, which are provided for in Section 2.13, Lease Agreements and Real Estate Contracts, which are provided for in Section 2.15, and Contracts related to Intellectual Property or IT Assets, which are provided for in Section 2.16, Section 2.17 of the Disclosure Schedule sets forth a true and correct list of (i) (A) all of the Assigned Contracts that are reasonably likely to involve the payment or receipt of more than $250,000 per year; (B) all Contracts to which either of the Companies is a party, in any case, that are reasonably likely to involve the payment or receipt of more than $250,000 per year; and (C) all other Contracts to which Seller or any of its Affiliates (including Companies) is a party and which is material to, and otherwise necessary for, the continued operation of the Business and (ii) all Contracts that contain any provision or covenant that would, after giving effect to the transactions contemplated hereby, prohibit or materially limit the ability of Purchaser or any of its Affiliates to engage in any business activity or compete with any Person or prohibit or materially limit the ability of any Person to compete with Purchaser or any of its Affiliates (the “Material Contracts”).
          (b) Seller has delivered or made available to Purchaser a correct and complete copy of each Material Contract, together with all amendments and supplements thereto. (i) Each Material Contract is in full force and effect and is valid, binding and enforceable against Seller or the Affiliate (including the Companies) of Seller that is party thereto and, to the Knowledge of Seller, against the other parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) neither Seller or any Affiliate of Seller nor, to Seller’s Knowledge, any other Person is in material breach or violation of, or default under, any Material Contract, except where such breach, violation or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.18. Environmental Matters. Notwithstanding any other representation or warranty contained in this Article 2, the representations and warranties contained in this Section 2.18 constitute the sole representations and warranties of Seller relating to any Environmental Law.
          (a) The Business is operated in material compliance with all applicable Environmental Laws.
          (b) Seller has not received any written claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law relating to the operation of the Business.

          (c) Seller has no Knowledge of any violation or alleged violation of any applicable Environmental Law relating to the operation of the Business.
          (d) There are no Governmental Orders outstanding, or any Actions pending or, to the Knowledge of Seller, threatened, concerning compliance with any Environmental Law relating to the operation of the Business.
     Section 2.19. Title to the Purchased Assets; Sufficiency of the Purchased Assets.
          (a) Seller or the Companies have good and valid title to or a good and valid leasehold interest in all of the Purchased Assets free and clear of all Liens, other than, in the case of all Purchased Assets other than the Subject Shares, Permitted Liens. At the Closing, Seller will convey to Purchaser good and valid title to or a good and valid leasehold interest in all of the Purchased Assets free and clear of all Liens, other than, in the case of all Purchased Assets other than the Subject Shares, Permitted Liens.
          (b) Except for the Excluded Assets, the Purchased Assets and the assets owned and leased by the Companies, together with the services to be made available to Purchaser pursuant to the Transition Services Agreement, constitute all of the assets, properties and services necessary to conduct the Business in all material respects in the manner in which the Business is being conducted by Seller as a national banking association headquartered in Ohio and the Companies as operating subsidiaries of a national bank headquartered in Ohio.
     Section 2.20. Affiliate Transactions. Other than in the ordinary course of business and on an arm’s length basis, as set forth in Section 2.20 of the Disclosure Schedule, or as reflected in the Entity Financial Statements or the Pro Forma Financial Statements, there are no transactions or agreements between the Companies, on the one hand, and any Affiliate (other than one of the Companies) of the Companies, on the other hand, that require the fulfillment of any obligations, liabilities or payments by either of the Companies on or after the Closing Date.
     Section 2.21. Bank and Brokerage Accounts. Section 2.21 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which either Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship and (b) a true and complete list and description of each such account, safe deposit box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Business having signatory power with respect thereto.
     Section 2.22. Residual Interests. Section 2.22 of the Disclosure Schedule sets forth a true, complete and correct list of Seller’s and each Company’s investments in subordinated interests retained in securitization transactions related to the Business as of the date of this Agreement (the “Residual Interests”). The Residual Interests are owned by Seller or one of the Companies free and clear of all Liens, other than Permitted Liens. In connection with the acquisition of any subordinated interests, Seller or the Company that is the holder of such subordinated interests meets the applicable eligibility requirements set forth in the applicable securitization documents pursuant to which such subordinated interests were sold to such holder.
     Section 2.23. Mortgage Loan Tapes. The information set forth in each Mortgage Loan Tape is complete, true and correct in all material respects as of the date specified in the Mortgage Loan Tape. For purposes of this Section 2.23 “Mortgage Loan Tapes” means all mortgage loan tapes delivered to Purchaser by Seller, or either of the Companies, or its Representatives prior to the date hereof and on the Closing Date pursuant to Section 4.13.

     Section 2.24. Investment Company Act of 1940; Advisers’ Act. Neither of the Companies has been in the last three years or is, nor will Seller take or permit to be taken, any action prior to the Closing that would cause either Company to be, an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), or an entity required to register as an “investment company” pursuant to the 1940 Act or regulated under the Investment Advisers Act of 1940, as amended.
     Section 2.25. Brokers. Except for Goldman Sachs & Co. and Milestone Advisors, LLC, whose fees and expenses will be paid by Seller or its Affiliates (other than the Companies), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or either of the Companies.
     Section 2.26. No Other Representations or Warranties. Except for the representations and warranties of Seller expressly set forth in this Agreement, neither Seller nor any other Person makes any other express or implied representation or warranty on behalf of Seller with respect to the Business, the Purchased Assets, the Companies or the transactions contemplated by this Agreement and the Transaction Agreements. The representations and warranties made in this Agreement with respect to the Business, the Purchased Assets, the Companies and the transactions contemplated by this Agreement and the Transaction Agreements are in lieu of all other representations and warranties Seller might have given Purchaser, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Purchaser acknowledges that all other warranties that Seller or anyone purporting to represent Seller gave or might have given, or which might be provided or implied by applicable Law or commercial practice, with respect to the Companies, the Business or the Purchased Assets, are hereby expressly excluded. Purchaser acknowledges that neither Seller or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution in written or oral communication to Purchaser, or use by Purchaser of, any information, documents, projections, forecasts or other material made available to Purchaser in the Data Room, confidential information memoranda or management interviews and presentations in expectation of the transactions contemplated by this Agreement and the Transaction Agreements.
ARTICLE 3
Representations and Warranties of Purchaser
     Purchaser hereby represents and warrants to Seller as follows:
     Section 3.01.Organization. Purchaser is duly organized, validly existing and in good standing under the Laws of the United States, and has the requisite corporate or similar power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not prevent or materially delay the consummation of the transactions contemplated hereby. Complete and correct copies of the charter and by-laws (or equivalent organizational documents) of Purchaser as currently in effect, have been made available to Seller, and as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon Purchaser.
     Section 3.02.Authority; Enforceability. Purchaser has all necessary corporate or other power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary pursuant to its governing documents or the Laws of its jurisdiction of organization to authorize this Agreement or the Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement and each Transaction Agreement to which Purchaser is a party has been or will be duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitutes or will constitute a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the General Enforceability Exceptions.
     Section 3.03. Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Agreements to which Purchaser is a party does not and will not (a) conflict with or violate its charter or by-laws or comparable governing documents, (b) assuming that all consents, approvals and authorizations contemplated by Section 3.04 have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to Purchaser or by which Purchaser or any of Purchaser’s properties or assets are bound or (c) assuming that all consents, approvals and authorizations contemplated by Section 3.04 have been obtained and all filings described therein have been made, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or provision of, any Contract or permit to which Purchaser is a party or by which Purchaser or any of Purchaser’s properties or assets are bound, except in the case of clauses (b) and (c) above for any such conflict, violation or other occurrence which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.
     Section 3.04. Consents. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Person, except for (a) the Required Regulatory Approval, (b) any other consent, approval, authorization, permit, action, filing or notification the failure of which to be made or obtained would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby (c) those that may be required solely by reason of Seller’s (as opposed to any other third party’s) participation in the transaction contemplated hereby, (d) those described in Section 3.04 of the Disclosure Schedule and (e) those consents, approvals, authorizations or permits of, actions by, filings with or notifications the failure of which to be made or obtained would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby. Purchaser has no reason to believe that the consents described in Section 3.04 of the Disclosure Schedule will not be obtained.
     Section 3.05. Availability of Funds. Purchaser will have at the Closing, cash in an aggregate amount sufficient for Purchaser to pay the Purchase Price and to perform all of its obligations under this Agreement and the Transaction Agreements.
     Section 3.06. Litigation. There is no Action pending against, or to Purchaser’s Knowledge, threatened against or affecting, Purchaser that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement and the Transaction Agreements.

     Section 3.07. Investment Intent. Purchaser is acquiring the Subject Shares for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities Laws.
     Section 3.08. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.
ARTICLE 4
Covenants of Seller
     Section 4.01. Conduct of the Business. Except as set forth on Section 4.01 of the Disclosure Schedule, from the date of this Agreement until the Closing, Seller shall, and shall cause the Companies to, conduct the Business in the ordinary course consistent with past practice. Seller shall, and shall cause each Company to, use its commercially reasonable efforts to preserve intact the present organization of the Business, keep available the services of the present officers and employees of the Business and preserve relationships with customers, suppliers, licensors, licensees, contractors, distributors and others having business dealings with the Business. Without limiting the generality of the foregoing, except as set forth on Section 4.01 of the Disclosure Schedule or as specifically permitted or required by the terms of this Agreement or as required by applicable Law, from the date of this Agreement until the Closing, Seller will not with respect to the Business, the Purchased Assets or the Assumed Liabilities and shall not permit either Company to (or in the case of sub-paragraph (r) below, any other Affiliate of Seller), in each case without the prior written consent of Purchaser:
          (a) sell, lease, license, remove or otherwise dispose of or encumber any of the material Purchased Assets or other material assets of the Companies, in each case, except (i) pursuant to existing Contracts which have been provided or otherwise made available to Purchaser in the Data Room, (ii) Equipment in the ordinary course of business consistent with past practice or (iii) sales of whole loans which are specifically dealt with in sub paragraph (b) below
          (b) sell, lease, license or otherwise dispose of whole loans except in accordance with the provisions set forth on Section 4.01(b) of the Disclosure Schedule;
          (c) except in the ordinary course of business consistent with past practice, (i) in the case of Seller, acquire any material property or assets (whether by merger or otherwise) relating primarily to the Business, (ii) in the case of the Companies, acquire any property or assets (whether by merger or otherwise) or (iii) subject to any Lien any property or asset included in the Purchased Assets, or any property or assets of either Company, in each case, other than, in the case of all Purchased Assets other than the Subject Shares, Permitted Liens;
          (d) (i) modify or amend in any material respect, or terminate, release, assign or waive any material rights or claims under, any Material Contract, or (ii) enter into or modify or amend any Contract that, if Seller or any Company had entered into or modified or amended such Contract immediately prior to the date of this Agreement, would be a Material Contract;
          (e) hire new employees for the Business whose total annual compensation would be equal to or in excess of $100,000 in the aggregate, terminate existing employees of the Business or increase the salaries of employees of the Business, except for such increases as may be necessary in the reasonable judgment of the management of Seller (and only with the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed), to retain and maintain for the benefit of the Business the services of the Employees, including through the establishment of a retention pool, incentive pay or stay-bonus or similar program in respect of such employees;
          (f) (i) redeem or otherwise acquire any shares of capital stock of either Company or issue, grant, deliver, pledge, encumber, dispose of or otherwise distribute or cause to be granted to any Person any capital stock or ownership interests of or in either Company or any other commitments or rights of any kind to acquire any such Company securities, or (ii) modify the organizational documents of either Company;
          (g) except in the ordinary course of business consistent with past practice, incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, provided, however, that in no event shall either of the Companies or Seller (in the case of Seller, to the extent relating to the Business, Purchased Assets or Assumed Liabilities) incur or assume any long-term indebtedness for borrowed money;
          (h) make any change in any method of accounting or accounting practice or policy, including with respect to the establishment and maintenance of reserves, or any capital markets practice or policy, in each case, other than those required by GAAP or applicable Law;
          (i) modify or amend in any material respect, or terminate, release, assign or waive any material rights or claims under, any Lease Agreement, Company Lease or Real Estate Contract, or enter into any Contract that, if Seller or any Company had entered into such Contract immediately prior to the date of this Agreement, would be a Lease Agreement, Company Lease or Real Estate Contract;
          (j) enter into any new line of business, change its lending, servicing, investment, underwriting, risk or asset liability management or other material mortgage, servicing or operating policies in any material respect, except as required by applicable Law, or enter into any Contract with respect to branching or site location or branching or site relocation;
          (k) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;
          (l) acquire (however structured) “mortgage servicing rights” or transfer or otherwise dispose of such rights other than to or from either Company in the ordinary course of business consistent with past practice;
          (m) acquire (however structured) loans through the conduit program of Seller and/or its Affiliates (including the Companies) with an aggregate monthly principal amount in excess of $50 million;
          (n) make or commit to any capital expenditures that relate to the Business, the Purchased Assets, the Assumed Liabilities or either Company, except for capital expenditures (i) in the ordinary course of business consistent with past practice, or (ii) not in excess of $100,000 on an individual basis and $3.0 million in the aggregate;
          (o) pay, discharge or satisfy any Liabilities that relate to the Business, the Purchased Assets, the Assumed Liabilities or either Company, except for Liabilities (i) paid, discharged or satisfied in the ordinary course of business consistent with past practice or (ii) not in excess of $100,000 on an individual basis and $3.0 million in the aggregate;

          (p) settle or compromise any pending or threatened Action that relates to the Business, either Company, the Assumed Liabilities or the Purchased Assets, except in the ordinary course of business consistent with past practice;
          (q) enter into any transaction with an Affiliate or enter into, modify or amend any Contract with any Affiliate that relates to the Business, the Purchased Assets, the Assumed Liabilities or either Company, except in the ordinary course of business consistent with past practice;
          (r) exercise any right to resell, or consummate any resale of, any mortgage loan by an Affiliate of Seller to First Franklin pursuant to the Loan Sale Agreement; or
          (s) take, or agree or otherwise commit to take, any of the foregoing actions or any other action that would reasonably be expected to prevent the satisfaction of any condition set forth in Article 9.
     Section 4.02. Access to Information; Confidentiality.
          (a) Subject to the confidentiality obligations of Purchaser set forth in Section 5.01, Seller will furnish to Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business, the Purchased Assets and the Companies as Purchaser may reasonably request, including without limitation all financial statements and information disseminated or otherwise made available to management, monthly collateral performance reports, repurchase and reserve activity, risk management reports, including hedging information, quality control reports and branch performance reports. To the extent that Seller or any Company incurs any undue burden or expense in processing, retrieving or transmitting any such information pursuant to this Section 4.02, Purchaser shall reimburse Seller for the reasonable out-of-pocket costs thereof promptly upon submission to Purchaser of an invoice therefor accompanied by reasonable supporting documentation.
          (b) After the Closing, Seller and its Affiliates will hold, and will cause their respective officers, directors, employees, accountants, counsel, consultants, advisors, representatives and agents (collectively, “Representatives”) to hold, in confidence, all information (written or otherwise), in any form or medium, that is confidential, proprietary or otherwise not generally available to the public to the extent related to the Business (the “Confidential Information”), except to the extent that such information can be shown to have been (i) in the public domain prior to the Closing, (ii) in the public domain at or after the Closing through no fault of Seller or its Affiliates or Representatives or (iii) later lawfully acquired by Seller or its Affiliates or Representatives from sources other than those related to its prior ownership of the Business; provided, however, that Seller may disclose Confidential Information to its Representatives in connection with the transactions contemplated by this Agreement and the Transaction Agreements so long as such Representatives are informed by Seller of the nature of the Confidential Information and are directed by Seller to hold such in confidence, and Seller shall be responsible for any breach of the confidentiality provisions of this Section 4.02 by its Affiliates and Representatives (excluding such Representatives who, after the date hereof, become Representatives of Purchaser or any of its Affiliates and thereafter breach this provision). The obligation of Seller and its Affiliates to hold the Confidential Information in confidence after the Closing shall be satisfied if Seller exercises the same care with respect to the Confidential Information as it would take to preserve the confidentiality of its own similar information in the ordinary course of business. Nothing in this Agreement shall restrict the ability of Seller to keep copies of any Confidential Information after the Closing, including copies of any and all books and records relating to the Business to the extent such books and records relate to other portions of Seller’s business, the Excluded Assets or the Retained Liabilities or to the extent permitted by applicable Law. If, after the Closing, Seller or any of its Representatives are legally required to disclose any Confidential Information, Seller shall (A) promptly notify Purchaser to permit Purchaser, at its expense, to seek a protective order or take other appropriate action and (B) cooperate as reasonably requested by Purchaser in Purchaser’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information, but only at Purchaser’s sole cost and expense. If, after the Closing and in the absence of a protective order, Seller or any of its Representatives are compelled as a matter of Law to disclose Confidential Information to a third party, Seller and its Representatives may disclose to the third party compelling disclosure only the part of such Confidential Information as is required by Law to be disclosed; provided, however, that, prior to any such disclosure, Seller and its Representatives will use good faith efforts to advise and consult with Purchaser and its counsel as to such disclosure and the nature and wording of such disclosure. Seller has not waived, nor will it waive, any provision of any confidentiality or similar agreement that relates to any of the Business, the Purchased Assets, the Assumed Liabilities or either Company.
     Section 4.03. Casualty and Condemnation
          (a) In the event that, after the execution of this Agreement, but prior to the Closing, any Facility is subject to loss, destruction or damage to the Buildings and Improvements thereon (a “Casualty”) or the exercise of eminent domain by a Governmental Authority (a “Condemnation”):
          (i) Subject to Section 4.03(a)(ii), at the Closing, Seller shall pay to Purchaser all proceeds Seller has received from any insurance claims, condemnation awards, compensation or other reimbursements relating to such Casualty or Condemnation, plus the amount of any deductibles under Seller’s insurance policies to be applied in respect of such Casualty or Condemnation (collectively, “Insurance/Award Proceeds”), and shall assign to Purchaser the right to receive any future proceeds relating to such Casualty or Condemnation following the Closing, in each case only to the extent Seller has not paid to repair any such Casualty.
          (ii) If and to the extent Insurance/Award Proceeds with respect to any such Casualty are not sufficient to fund the greater of (A) the cost of repairing, replacing and restoration of the applicable Facility to the standard insured by Seller’s “replacement value” coverage, or (B) the cost of repairing, replacing and restoration of the applicable Facility to pre-damage condition, at the Closing Seller shall pay to Purchaser an amount of any such deficiency; provided, however, that in the event that the Facility subject to such Casualty is subject to a Lease Agreement or a Company Lease the terms of which expressly provide that the landlord is responsible, at the landlord’s expense, for such repairs, loss or destruction pursuant to the terms of the relevant Lease Agreement or Company Lease, Seller shall assign the applicable Lease Agreement or Company Lease to Purchaser at the Closing without any payment from Seller with respect to that portion for which the landlord is responsible, and Seller shall assign to Purchaser any claim it may have under such Lease Agreement or Company Lease with respect thereto.
          (b) Any party receiving a notice of Casualty or Condemnation shall notify all other parties hereto. Seller shall not adjust or settle any claims in connection with any Casualty or Condemnation or enter into any construction or other Contract for the repair or the restoration of any Facility without Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, in the event of a Casualty or Condemnation at any Facility, Purchaser’s prior consent shall not be required for any action which Seller shall elect to take in order to repair or remediate any condition which poses a danger to the health and welfare of tenants, their invitees, and/or the general public. Notwithstanding anything to the contrary contained in this Agreement, in no event will any Casualty or Condemnation constitute the misrepresentation or breach of any representation, warranty or covenant of Seller contained in this Agreement if Seller complies with this Section 4.03.
     Section 4.04. Assistance in Transfer of Licenses, Permits and Registrations. Seller will use its commercially reasonable efforts prior to the Closing to obtain, and after the Closing to assist Purchaser in obtaining, the transfer of the Permits, including directing its employees to cooperate with such transfer and making any notifications required to be sent by Seller prior to the Closing. Purchaser shall be responsible for any expenses associated with any of the foregoing transfers or assignments, and Seller shall not have any Liability for the failure to obtain the transfer of any such Permit unless such failure resulted from the breach or violation by Seller of another section or provision of this Agreement.
     Section 4.05. Third-Party Consents. Without limiting the effect of Section 6.01, Seller shall use commercially reasonable efforts to promptly obtain all authorizations, consents, approvals and waivers of, and give all notices to, each third party that may be necessary for the consummation of the transactions contemplated by this Agreement and the Transaction Agreements, including with respect to the Assigned Contracts and any Contract to which either of the Companies is a party and any Contract to which Seller or one of its Affiliates is a party which is necessary for the continued operation of the Business; provided, however, that, in connection with obtaining any such authorizations, consents, approvals and waivers, or the giving of such notices, Seller shall not be required to incur any out-of-pocket costs or any other obligation or liability unless de minimis in nature.
     Section 4.06. Non-Solicitation. From the Closing and for three years thereafter, Seller will not, and will cause its Affiliates not to, directly or indirectly solicit, employ or contract with or offer to employ, any person identified in Section 1 of the Disclosure Schedule.
     Section 4.07. Contractual Payments. If, at any time in the two-year period following the Closing, Seller or any of its Affiliates receive any payment (in the form of cash, refund amount, reduction in amount payable or otherwise) under any of the Assigned Contracts, which relate to post-closing periods, then Seller shall promptly pay to Purchaser an amount equal to the amount of such payment.
     Section 4.08. Rating Agencies. Prior to the Closing Seller shall not and shall not permit either Company to consult with or otherwise discuss this Agreement, the Transaction Agreements, the transactions contemplated hereby and thereby, the Business, the Purchased Assets or the Assumed Liabilities with any rating agency, investor, mortgage insurance company, GSE or other securitization market participants without, in the case of any such consultation or discussion that would reasonably be expected to be related to such matters, providing Purchaser a meaningful opportunity to participate in any such consultation or discussion.
     Section 4.09. Mortgage Loans. From the date hereof until the Closing, Seller will permit Purchaser to bid for all bulk sales of loans by the Business and will sell any such loans to Purchaser to the extent Purchaser’s bid is on the same or better terms (including price) than any competing bid.
     Section 4.10. Interest Rate Risk and Hedging Policies. Seller shall meet with Purchaser regarding its interest rate hedging strategy relating to the Business; it being understood and agreed that (i) Seller and the Companies shall be entitled to continue to hedge interest rate risk in the ordinary course of business consistent with past practice and (ii) in no event shall Seller share information with Purchaser at such meeting(s) that is competitively sensitive.
     Section 4.11. Estoppel Certificates. With respect to each Lease Agreement and Company Lease, Seller shall promptly request and shall use commercially reasonable efforts to obtain an estoppel certificate from the lessor under each Lease Agreement and Company Lease. The form of estoppel certificate is attached hereto as Exhibit I. Provided that Seller shall have promptly requested and utilized commercially reasonable efforts as described in the preceding sentence, Seller’s inability to obtain any such estoppel certificates shall not constitute a breach of this Section 4.11 for purposes of Article 9 and Article 11.
     Section 4.12. Sale of Owned Portfolio. Seller covenants and agrees that, except to the extent permitted in Section 5.01 of the Servicing Agreement, any sale, transfer or other disposition of its Owned Portfolio will be on a “servicing-retained” basis and have such other terms as set forth on Section 4.12 of the Disclosure Schedule.
     Section 4.13. Mortgage Loan Tapes. Seller shall deliver to Purchaser on the Closing Date all mortgage loan tapes relating to loans held by the Business as of such date.
     Section 4.14. Post-Closing Cooperation.
          (a) Notwithstanding anything to the contrary contained in Section 4.02 of this Agreement, from time to time after the Closing, without additional consideration, each of the parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further instruments and take such other action as may be necessary to make effective the transactions contemplated by this Agreement. If any party to this Agreement shall following the Closing have in its possession any asset or right that under this Agreement should have been delivered to the other, such party shall promptly deliver such asset or right to the other.
          (b) Seller, on behalf of itself and its Affiliates, hereby constitutes and appoints, effective as of the Closing Date, Purchaser and its successors and assigns as the true and lawful attorney of Seller or its Affiliates, as applicable, with full power of substitution in the name of Purchaser, or in the name of Seller or its Affiliates, as applicable, but for the benefit of Purchaser, (i) to collect for the account of Purchaser any items of Purchased Assets and (ii) to institute and prosecute all proceedings that Purchaser may in its sole discretion deem proper to assert or enforce any right, title or interest in, to or under the Purchased Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Purchased Assets. Purchaser shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.
          (c) Following the Closing, Seller will and will cause its Affiliates to cooperate with Purchaser and its Affiliates and Representatives in the (i) defense or settlement of any Assumed Liabilities or lawsuits involving the Business for which Purchaser has responsibility under this Agreement and (ii) implementation and continuation of the services to be provided under the Transition Services Agreement, in each case, by providing Purchaser and Purchaser’s legal counsel and other designated Persons access to employees, records, documents, data, equipment, facilities and accounts and other information reasonably related to the Purchased Assets, the Business or the Assumed Liabilities subject to such lawsuits or such transition services, as the case may be, as Purchaser may reasonably request, in each case, to the extent maintained or under the possession or control of Seller or its Affiliates. Purchaser shall reimburse Seller for its reasonable out-of-pocket expenses paid to third parties in performing its obligations under this Section 4.14. Further, Seller agrees for a period extending seven years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless Seller shall first offer in writing to surrender such books, records and other data to Purchaser and Purchaser shall not agree in writing to take possession thereof during the ten-day period after such offer is made.
          (d) Following the Closing, Purchaser may receive and open all mail addressed to Seller or any of its Affiliates and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Purchased Assets, the Business or the Assumed Liabilities. Purchaser

agrees to deliver or cause to be delivered to Seller all mail received by Purchaser after the Closing addressed to Seller, or any of its Affiliates that does not relate to the Purchased Assets         ,the Business or the Assumed Liabilities.
     Section 4.15. Leased Real Property. Seller shall or shall cause each Lease Agreement and Company Lease to be renewed if the exercise period applicable thereto expires on or before the date that is 30 days after the Closing Date, and in connection with such exercise, Seller shall consult with, and in good faith consider any recommendation from, Purchaser with respect to any actions relating to the determination of the rental for the applicable renewal term.
     Section 4.16. IT Assets. Seller shall deliver to Purchaser, within 45 days after the date of this Agreement, a listing of all IT Assets with an original cost of over $100.
     Section 4.17. Transition Period. Between the date of this Agreement and the Closing Date, Seller and Purchaser shall work together in good faith to determine the exact nature and scope of the Transition Services to be provided and the period of time during which Purchaser or its affiliates will require Seller to perform each Transition Service or portion thereof.
ARTICLE 5
Covenants of Purchaser
     Section 5.01. Confidentiality. Prior to the Closing and after any termination of this Agreement, Purchaser and its Affiliates will hold, and will cause their respective Representatives to hold, in confidence, all Confidential Information (which term, for purposes of this Section 5.01, shall be deemed to include all information that Seller or its Affiliates or their respective Representatives have furnished to Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Transaction Agreements), except to the extent that such information can be shown to have been (a) in the public domain through no fault of Purchaser or any of its Affiliates or Representatives or (b) later lawfully acquired by Purchaser or any of its Affiliates or Representatives from sources other than Seller or its Affiliates or their respective Representatives; provided, however, that Purchaser may disclose Confidential Information to its Representatives in connection with the transactions contemplated by this Agreement and the Transaction Agreements so long as such Representatives are informed by Purchaser of the nature of the Confidential Information and are directed by Purchaser to hold such in confidence, and Purchaser shall be responsible for any breach of the confidentiality provisions of this Section 5.01 by its Affiliates and Representatives (including Representatives of Seller or any Affiliate of Seller who, after the date hereof, become Representatives of Purchaser or any of its Affiliates and thereafter breach this provision). The obligation of Purchaser and its Affiliates to hold the Confidential Information in confidence prior to the Closing and after any termination of this Agreement shall be satisfied if they exercise the same care with respect to Confidential Information as they would take to preserve the confidentiality of their own similar information in the ordinary course of business. If this Agreement is terminated, Purchaser and its Affiliates will, and will use their commercially reasonable efforts to cause their respective Representatives to, destroy or deliver to Seller, upon request, all Confidential Information and related materials, and all copies thereof, obtained by Purchaser or any of its Affiliates or Representatives or on behalf of any of the foregoing from Seller or any of Seller’s Affiliates or their respective Representatives in connection with this Agreement. If, prior to the Closing or after any termination of this Agreement, Purchaser or any of its Representatives are legally required to disclose any Confidential Information, Purchaser shall (i) promptly notify Seller to permit Seller, at its expense, to seek a protective order or take other appropriate action and (ii) cooperate as reasonably requested by Seller in Seller’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information, but only at Seller’s sole cost and expense. If, prior to the Closing or after any termination of this Agreement, in the absence of a protective order, Purchaser or any of its Representatives is compelled as a matter of Law to disclose Confidential Information to a third party, Purchaser and its Representatives may disclose to the third party compelling disclosure only the part of such Confidential Information as is required by Law to be disclosed; provided, however, that, prior to any such disclosure, Purchaser and its Representatives will use good faith efforts to advise and consult with Seller and its counsel as to such disclosure and the nature and wording of such disclosure.
     Section 5.02. Access. Other than with respect to Tax matters, which are governed solely by Article 7, after the Closing, Purchaser will furnish to Seller, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Purchased Assets and the Companies with respect to periods ending on or prior to the Closing Date as Seller may reasonably request, in each case, to the extent permitted by applicable Law.
     Section 5.03. Releases under Certain Contracts. Following the Closing, Purchaser shall use its commercially reasonable efforts to procure the release by the applicable counterparty of any post-closing obligation of Seller or its Affiliates (other than the Companies) with respect to any Company Lease, Lease Agreement, Material Contract, Assigned Contract or other Contract to which Seller or its Affiliates (other than the Companies) is a party and shall indemnify and hold harmless Seller and its Affiliates from and against any Liability resulting from or relating to any such obligation.
     Section 5.04. Contractual Overpayments. If, at any time in the two-year period following the Closing, Purchaser or any of its Affiliates receives a refund amount or a reduction in an amount payable from a vendor that relates to a contractual overpayment under any of the Assigned Contracts by Seller or its Affiliates prior to the Closing, Purchaser shall promptly pay to Seller an amount equal to the amount of such refund or reduction.
     Section 5.05. Contacts with Customers, Suppliers, Employees, etc. From the date of this Agreement until the Closing, Purchaser (and all of its Affiliates and Representatives) shall contact and communicate with the employees, consultants, customers, suppliers and distributors of Seller and the Business in connection with the transactions contemplated by this Agreement and the Transaction Agreements only upon Seller’s prior consent (which shall not unreasonably be withheld or delayed).
ARTICLE 6
Covenants of Purchaser and Seller
     Section 6.01. Reasonable Best Efforts; Further Assurances.
          (a) Purchaser and Seller will each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties to this Agreement in doing, all things necessary or desirable under applicable Law to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Transaction Agreements. Seller and Purchaser shall, and shall cause their respective Affiliates, agents and employees to, consult and cooperate with one another to facilitate and effect an orderly and efficient transition of the Business, the Purchased Assets and the Assumed Liabilities from Seller to Purchaser. Without limiting the generality of the foregoing, Seller will cooperate with the Purchaser regarding (i) loans that close after the Closing Date in the Purchaser’s name that result from loan application packages in the Seller’s pipeline on or prior to the Closing Date including, where deemed appropriate by the Parties, by providing disclosures to borrowers regarding the closing of such loans in the name of the Purchaser and (ii) if the

Deposit Agreement is not agreed between Seller and Purchaser, the transfer, to a third party designated by Purchaser, of all deposit accounts held by Seller of any of its Affiliates that are related to the Business.
          (b) Purchaser and Seller will each use their reasonable best efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking the Required Regulatory Approval, exemption or other consent, approval or authorization from any Governmental Authority necessary to consummate the transactions contemplated by this Agreement and the Transaction Agreements; (ii) prosecute such filings and other presentations with diligence; and (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not party to this Agreement. Purchaser and Seller will use their reasonable best efforts to facilitate obtaining any final order or orders approving the transactions contemplated by this Agreement and the Transaction Agreements, or to remove any impediment to the consummation of the transactions contemplated hereby and thereby. Purchaser and Seller will use their reasonable best efforts to furnish all information in connection with the approvals of or filings with regard to the Required Regulatory Approval with any Governmental Authority or any other consent, approval or authorization from any Governmental Authority, and will promptly cooperate with and furnish information in connection with any such requirements imposed upon Purchaser or any of its Affiliates in connection with this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby. Subject to Section 6.02, Purchaser will use its reasonable best efforts to obtain the Required Regulatory Approval, or any exemption thereto, and will use its reasonable best efforts to remove any impediment imposed by any Governmental Authority to allow consummation of the transactions contemplated hereby. Absent willful breach of its covenants contained in this Agreement, Seller shall not have any Liability for the failure to obtain the Required Regulatory Approval or other consent, approval or authorization in connection with the transactions contemplated by this Agreement and the Transaction Agreements. Purchaser and Seller will each advise the other party promptly of any material communication received by such party or any of its Affiliates from the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated by this Agreement and the Transaction Agreements, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority in connection with the transactions contemplated hereby and thereby. Neither Seller nor Purchaser will independently participate in any meeting with any Governmental Authority in respect of any findings or inquiry in connection with the transactions contemplated hereby without giving the other prior notice of the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Authority. Seller and Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to the HSR Act in connection with the transactions contemplated hereby.
     Section 6.02. HSR Clearance.
          (a) In furtherance and not in limitation of the provisions set forth in Section 6.01, each of Purchaser and Seller shall, if necessary, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, and thereafter make any other required submissions with respect to the transactions contemplated hereby under the HSR Act and take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable (the “HSR Clearance”).
          (b) Notwithstanding anything to the contrary contained in this Agreement, Purchaser and its Affiliates shall commit to any and all divestitures, licenses, or hold separate or similar agreements with respect to assets or conduct of business arrangements as a condition to obtaining any and all approvals from any Governmental Authority for any reason in order to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including taking any and all actions necessary in order to ensure that (i) no requirement for non-action, a waiver, consent or approval of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any State Attorney General or other Governmental Authority, (ii) no decree, judgment, injunction, temporary restraining order or any other Governmental Order in any suit or proceeding, and (iii) no other matter relating to any antitrust or competition Law or regulation, would preclude consummation of the transactions completed by this Agreement as promptly as practicable; provided, however, that in no event shall Purchaser be required to dispose of or hold separate assets of Purchaser, the Companies or their respective subsidiaries which, in the aggregate, accounted for revenue for the most recently completed fiscal year exceeding $40 million. Notwithstanding anything to the contrary contained in this Agreement, in no event will any sale or disposition in connection with obtaining the HSR Clearance constitute the misrepresentation or breach of any representation, warranty or covenant of Seller contained in this Agreement or a Material Adverse Effect if Seller complies with this Section 6.02.
     Section 6.03. Certain Filings. Purchaser and Seller shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Assigned Contracts or Contracts of the Companies, in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Agreements, and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
     Section 6.04. Public Announcements. The press releases to be issued by Purchaser and Seller in connection with the announcement of the transactions contemplated by this Agreement are attached to this Agreement as Exhibit J. From the date hereof through the Closing Date, no other public release or announcement concerning the transactions contemplated by this Agreement and the Transaction Agreements shall be issued by Purchaser or any of its Affiliates or their respective Representatives without the prior consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), and no public release or announcement concerning the transactions contemplated hereby and thereby shall be issued by Seller or any of its Affiliates or their respective Representatives without the prior consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), except, in each case, as such release or announcement may be required by Law or the rules, regulations or policies of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that either party (and either Company) may make internal announcements regarding the transaction contemplated by this Agreement and the Transaction Agreements to its employees after reasonable prior notice to, and consultation with, the other party hereto.
     Section 6.05. Trademarks; Tradenames.
          (a) Promptly following the Closing, Purchaser shall amend or terminate any certificate of assumed name or d/b/a/ filings so as to eliminate its or its Affiliates’ right to use the Names, or any name that is confusingly similar to the Names, and Purchaser and its Affiliates shall not thereafter use the Names or other names confusingly similar thereto, except as provided in this Section 6.05. Purchaser shall also amend the organizational documents of the Companies to change the names thereof to a name not including or similar to any of the Names. “Names” means the “National City Bank,” “National City” names and any variations and derivatives thereof and any trademarks or logos of Seller or any of its Affiliates, other than those validly transferred to Purchaser as Purchased Assets.

          (b) After the Closing, Purchaser and its Affiliates shall have the right to (i) sell existing inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names until the earlier of (x) 120 days following the Closing and (y) the depletion of such inventory and materials; provided, however, that neither Purchaser nor any of its Affiliates shall take any action that could reasonably be expected to impair the value of the Names; provided further, however, that when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, Purchaser shall make clear to all other applicable parties that Purchaser or its Affiliates, rather than Seller or its Affiliates, is the party entering into or conducting the contractual relationship; provided further, however, that personnel of Purchaser or its Affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of Seller or any Affiliate of Seller. Purchaser and its Affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Names.
          (c) Subject to the terms of the Transition Services Agreement, Purchaser shall use reasonable efforts to minimize its use of the Names, and, in any event and subject to clause (b) of this Section 6.05, shall cease using, and cause its Affiliates (including the Companies) to cease using, the Names as soon as practicable and in any event within 120 days after the Closing.
     Section 6.06. Notices of Certain Events. From the date hereof until the Closing Date, each party shall promptly notify the other party of:
          (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Transaction Agreements or that a Material Contract has been breached or otherwise is in default or may not be renewed, including any notices received with respect to loan repurchase requests;
          (b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the Transaction Agreements;
          (c) any change or fact of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article 9 becoming incapable of being satisfied; and
          (d) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
     No notice given pursuant to this Section 6.06 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit any party’s right to indemnity under Article 11.
     Section 6.07. Directors’ and Officers’ Insurance. Seller shall, if requested by Purchaser, purchase a single premium “tail” directors’ and officers’ liability insurance policy for officers or directors of the Companies at or prior to the Closing Date, and Purchaser shall reimburse Seller for such costs.
ARTICLE 7
Tax Matters
     Section 7.01. General. Notwithstanding any other provision in this Agreement, this Article 7 shall govern Tax matters.

     Section 7.02. Tax Cooperation. (a) Purchaser and Seller shall furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Companies, the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Action relating to any Tax. The party requesting any such information shall bear all of the reasonable out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such information. Except with respect to information that is generally available to the public, the party requesting such information shall (a) hold all such information in the strictest confidence, except as required by applicable Law or which must be disclosed in connection with any audit or taxing authority inquiry, (b) disseminate such information only to its Representatives who have been advised of the confidential nature of such information, and only on an as-needed basis, and (c) take all steps necessary to cause its officers, directors, employees and Representatives to comply with the terms and conditions of this Section 7.02. Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of seven years following the Closing. At least 45 days prior to destroying or disposing of any such books or records, Purchaser or Seller (as applicable) shall notify the other party of such planned destruction or disposition and, if so requested by the other party within 30 days after receiving such notice and at the cost and expense of the other party, shall transfer to the other party any or all of such books and records instead of destroying or disposing of them. Purchaser and Seller shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Companies, the Purchased Assets or the Business. Notwithstanding the foregoing, Purchaser shall not have access to any books, records, Tax Returns or other information of Seller not related exclusively to the Companies, the Purchased Assets or the Business.
          (b) At Seller’s request, Purchaser shall cause any of the Companies to make and/or join with Seller (or any of its Affiliates) in making any Tax election if the making of such election does not have an adverse impact on Purchaser or the Companies for a Post-Closing Tax Period or Post-Closing Straddle Period.
     Section 7.03. Property Taxes.
          (a) Real and personal property Taxes imposed on or relating to the Purchased Assets (including, for purposes of this Section 7.03, assets owned by the Companies) for the current Tax year shall be prorated between Seller and Purchaser effective as of the Closing with (i) Seller being liable for such Taxes relating to any time period or periods ending on or prior to the Closing Date and (ii) Purchaser being liable for such Taxes relating to any time period or periods beginning after the Closing Date. If any such Tax proration is based upon an estimate at Closing, a post-Closing adjustment shall be made by cash settlement between Seller and Purchaser within 30 days after receipt of the actual expense invoices or Tax bill, which adjustment obligation shall survive the Closing. Proration of real or personal Taxes that are undetermined as of the Closing Date (i) shall be based on the most recently available Tax rate and valuation, giving effect to applicable exemptions, recently-voted millage, change in valuation, and similar items, whether or not officially certified to the appropriate Taxing Authority as of the Closing Date, (ii) shall use a 365-day year and (iii) shall be subject to post-Closing adjustment as provided in the previous sentence. Seller shall be responsible for, and shall indemnify Purchaser and its Affiliates against, any property Taxes imposed on or with respect to the Purchased Assets in respect of any Pre-Closing Tax Period or Pre-Closing Straddle Period as a result of any administrative or judicial proceeding. Purchaser shall be responsible for any property Taxes imposed on or with respect to the Purchased Assets in respect of any taxable period or portion thereof beginning after the Closing Date, whether by reason of the purchase and sale effected by this Agreement, any subsequent change of ownership or use, or otherwise. On or before the Closing, Seller shall pay all delinquent property Taxes or special assessments not contested by Seller in good faith, which contested Taxes or assessments shall remain Seller’s liability.
          (b) All refunds of real or personal property Taxes, including interest received thereon, received with respect to the Purchased Assets (the “Property Tax Refunds”) for Pre-Closing Tax Periods or the portion of the current Tax year ending on or prior to the Closing Date (applying the principles in Section 7.03(a)) shall be the property of Seller. All Property Tax Refunds for periods beginning after the Closing Date ( a “Post-Closing Tax Period”) or the portion of the current Tax year beginning after the Closing Date shall be the property of Purchaser. If a Property Tax Refund belonging to Seller is received by Purchaser, then Purchaser shall remit such refund to Seller within 14 days of receipt by Purchaser. If a Property Tax Refund belonging to Purchaser is received by Seller, then Seller shall remit such refund to Purchaser within 14 days of receipt by Seller. Seller and Purchaser shall reasonably cooperate with each other to pursue and obtain Property Tax Refunds; provided, however, that Seller retains the exclusive right to apply for Property Tax Refunds and to appeal property Tax assessments pertaining to all periods on or before the Closing Date (collectively, the “Pre-Closing Appeals”), and Purchaser shall have the exclusive right to apply for and control proceedings relating to Property Tax Refunds other than Pre-Closing Appeals. All proceedings relating to Pre-Closing Appeals, to the extent practicable, shall be conducted by and in the name of Seller and as directed by Seller. The provisions of this Section shall survive the Closing.
     Section 7.04. Transfer Taxes.
          (a) Seller shall prepare and timely file all Tax Returns with respect to all excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes, levies, charges and fees incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), provided that such Tax Returns shall not be filed without the prior review and written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Seller shall pay to the applicable Taxing Authorities all Transfer Taxes owed, whether or not reflected on a Tax Return and Purchaser shall promptly reimburse Seller for 50% of such Transfer Taxes; provided that in the event there is a disagreement as to the amount of Transfer Tax owed which Seller and Purchaser are unable to resolve after discussing the matter in good faith for 10 days, Seller and Purchaser shall mutually appoint the Accounting Firm to resolve their dispute as promptly as practicable and the determination by the Accounting Firm shall be final and binding on them (with the fees and expenses of the Accounting Firm to be borne equally by Purchaser and Seller). Within 30 days after payment, Seller shall provide Purchaser with copies of all such Tax Returns and evidence that all such Taxes have been paid. Purchaser and Seller shall reasonably cooperate to reduce or eliminate Transfer Taxes to the extent permitted by applicable Law. If Seller or Purchaser pays a Transfer Tax pursuant to a post-Closing assessment by a Taxing Authority, Purchaser or Seller (as applicable) shall reimburse the paying party for 50% of the amount of such Tax (together with interest and penalties) within 14 days of written demand therefor by the paying party.
          (b) Without limiting the generality of Section 7.04(a), Seller shall collect and withhold all sales Taxes directly to the applicable Taxing Authority. Purchaser shall provide Seller at the Closing with valid resale exemption certificates for all tangible personal property, including inventory, for which Purchaser intends to claim a resale exemption from sales or use Tax.

     Section 7.05. Tax Sharing Agreements; Apportionment; Return Filings; Refunds and Credits; and Section 338(h)(10) Election.
          (a) Seller shall cause the provisions of any Tax sharing agreement or arrangement solely between the Seller or any of its Affiliates (other than the Companies), and the Companies, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement or arrangement.
          (b) For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Companies that relate to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 7.05(b). The portion of such Tax attributable to the Pre-Closing Straddle Period shall (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on, or measured by income, receipts or profits earned during a Straddle Period, shall be deemed equal to the amount that would be payable for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period, and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period will be deemed to be (A) if the amount of such Tax for the Straddle Period is measured by net worth or such other basis, the amount of such Tax determined as though the taxable values for the entire Straddle Period equal the respective values as of the end of the Closing Date and multiplying the amount of such Tax by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Straddle Period, and the denominator of which is the number of days in the Straddle Period or (B) if the amount of such Tax for the Straddle Period is measured by net income, the amount of such Tax determined as though the applicable Tax period terminated at the end of the day on the Closing Date. For purposes of this Section 7.05(b), any exemption, deduction, credit or other item that is calculated on an annual basis will be allocated to the Pre-Closing Straddle Period on a pro rata basis by multiplying the total amount of such items for the Straddle Period by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Straddle Period, and the denominator of which is the number of calendar days in the Straddle Period. The portion of Tax attributable to a Post-Closing Straddle Period shall be calculated in a corresponding manner.
          (c) (i) Seller or its designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in accordance with applicable Law and in proper form with the appropriate Taxing Authority all necessary Tax Returns of or which include or relate to the Companies for Pre-Closing Tax Periods that are required to be filed (including extensions) on or prior to the Closing Date. Seller shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns. Prior to the Closing Date, the Seller shall terminate or cause to be terminated all powers of attorney granted in respect of Taxes of the Companies, other than powers of attorney granted solely in respect of Taxes for which Seller is responsible under Section 7.06. Seller shall inform Purchaser no later than five days before the Closing Date in the event any powers of attorney that have been granted in respect of Taxes of the Companies will not be terminated prior to the Closing Date.

          (ii) Seller or its designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in accordance with applicable Law and in proper form with the appropriate Taxing Authority, all consolidated, combined or unitary Tax Returns of Seller that include or relate to the Companies or any income Tax Return of the Companies with respect to any Pre-Closing Tax Period (including any short period) that are not required to be filed on or prior to the Closing Date (“Seller Tax Returns”). Seller shall pay or shall cause to be paid any and all Taxes due with respect to such Seller Tax Returns. Purchaser shall use all reasonable efforts to provide or cause to be provided to Seller in a timely manner all necessary data and other information to prepare all Seller Tax Returns.
          (iii) Purchaser or its designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all Tax Returns required to be filed with respect to any of the Companies for any Straddle Period or Pre-Closing Straddle Period (other than Seller Tax Returns) that are required to be filed after the Closing Date. Purchaser shall prepare, or shall cause to be prepared, all such Tax Returns in a manner consistent with past practice, unless otherwise required by applicable Law. Purchaser shall deliver to Seller such Tax Returns (and any relevant workpapers or other documents reasonably requested by Seller) for Seller’s review and comment at least 45 days prior to the due date of such Tax Returns, and Seller will provide Purchaser with Seller’s comments no later than 10 days before the respective due dates of such Tax Returns. Purchaser shall make such revisions to such Tax Returns as are reasonably requested by Seller, provided that if Purchaser does not agree that a proposed revision should be made shall be made then (i) Purchaser and Seller and their representatives shall discuss the issue and attempt in good faith to reach agreement, (ii) if Purchaser and Seller are unable to reach agreement within 10 days then Purchaser and Seller shall mutually appoint the Accounting Firm to resolve their dispute as promptly as practicable and the determination by the Accounting Firm shall be final and binding (with the fees and expenses of the Accounting Firm to be borne equally by Purchaser and Seller) and (iii) Purchaser shall file the applicable Tax Return in such manner as it deems appropriate on the due date therefor if the return is due before the parties’ disagreement is resolved and in such case, upon resolution of the disagreement, shall promptly file an amended Tax Return that is consistent with such resolution. Purchaser shall pay the applicable Taxes to the applicable Taxing Authority that are associated with any Tax Returns provided for in this Section 7.05(c)(iii), and Seller shall promptly reimburse Purchaser for any Taxes associated with such Tax Returns for which it is responsible under Section 7.06(a) or otherwise under this Agreement. Notwithstanding the foregoing, at Purchaser’s election, Purchaser may direct Seller (and Seller may engage the Accounting Firm) to prepare and file one or more of the foregoing Tax Returns set forth in this Section 7.5(c)(iii) and, to the extent Purchaser so directs Seller (A) the review and consent rights set forth above shall be afforded to Purchaser, (B) the costs of the preparation and filing of such Tax Returns of the Accounting Firm shall be allocated between Purchaser and Seller based on the substantive tax liability of Purchaser and Seller under this Agreement with respect to such Tax Returns, and (C) Seller shall pay the applicable Taxes associated with such Tax Returns to the applicable Taxing Authority and Purchaser shall promptly reimburse Seller for any Taxes associated with such Tax Returns for which Seller is not responsible under Section 7.06(a) or otherwise under this Agreement.
          (iv) Neither Purchaser nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of any of the Companies with respect to a Pre-Closing Tax Period or Straddle Period without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 7.05(c) to the contrary, except with the prior written consent of Purchaser (which shall not be unreasonably withheld), Seller shall not change (or permit to be changed) any Tax practice, file any Tax Return, or make (or permit to be made) any Tax election, in each case relating to the Business, a Company or any of the Purchased Assets, in a manner that could result in any Tax liability for a Purchaser Indemnified Party for which that party is not entitled to be indemnified under Section 7.06(a).
          (v) With respect to any Tax Returns for any Straddle Period, to the extent permissible, but not required, pursuant to applicable Tax Law, Seller may and Purchaser or its Affiliates shall, at Seller’s direction, cause any Company to (A) take all steps as are or may be reasonably necessary, including the filing of elections or returns with applicable Taxing Authorities, to cause such period to end on the Closing Date or (B) if clause (A) is inapplicable, report the operations of the Company only for that portion of such period ending on the Closing Date in a combined, consolidated, or unitary Tax Return filed by Seller or an Affiliate of Seller, notwithstanding that such taxable period does not end on the Closing Date, provided that such actions do not have an adverse impact on Purchaser or the Companies for a Post-Closing Tax Period or Post-Closing Straddle Period.
          (d) Purchaser shall pay or cause to be paid to Seller any refunds or credits of Taxes (including interest thereon) paid with respect to the Pre-Closing Tax Period or Pre-Closing Straddle Period received by or credited to Purchaser or a Company within 10 Business Days after the receipt of such refund or the realization of such credit. Seller shall pay or cause to be paid to Purchaser any refunds or credits of Taxes (including interest thereon) paid with respect to the Post-Closing Tax Period or the Post-Closing Straddle Period received by or credited to Seller or any of its Affiliates in respect of a Company or any Purchased Asset within 10 Business Days after the receipt of such refund or the realization of such credit. At Seller’s or Purchaser’s request, Purchaser or Seller (as applicable) shall use reasonable efforts to cooperate with the requesting party in obtaining such refunds or credits, including through the filing of amended Tax Returns or refund claims, at the requesting party’s own expense. Purchaser and Seller, respectively, shall each permit the other party to control the prosecution of any such refund claim if the other party is entitled to the applicable refund under this Section 7.05(d) and in such a case, if deemed appropriate by the other party, shall authorize by appropriate powers of attorney such Persons as the other party shall designate to represent the Companies with respect to such refund claim; provided, that the party controlling the prosecution of a refund claim under this Section 7.05(d) shall take reasonable positions consistent with applicable Law, and shall otherwise act reasonably, in prosecuting such claim. If a refund or credit of Taxes that was paid by Purchaser or Seller to the other party in accordance with the first two sentences of this Section 7.05(d) is later denied or disallowed in an audit or other administrative or judicial proceeding, then the party that received such payment in accordance with such sentences shall pay back to the other party the amount refund or credit denied or disallowed.
          (e) Seller shall cause National City Corporation to join with Purchaser in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Tax law) with respect to the purchase and sale of the Subject Shares hereunder (collectively, the “Section 338(h)(10) Election”).
          (f) (i) Within 60 days after the Allocation Schedule becomes final pursuant to Section 1.08, Purchaser shall prepare an allocation of the amount of the Purchase Price allocable to the Subject Shares pursuant to the Allocation Schedule and the liabilities (to the extent included in amount realized for federal income tax purposes) of the Companies, plus other relevant items, among the assets of the Companies accordance in with Section 338 of the Code (the “Section 338(h)(10) Allocation Schedule”). The Section 338(h)(10) Allocation Schedule shall be adjusted to reflect any adjustments to the Allocation Schedule pursuant to Section 1.08.

          (ii) If Seller disagrees with respect to any material item in the Section 338(h)(10) Allocation Schedule, the parties shall negotiate in good faith to resolve the dispute. If they cannot resolve the dispute within 30 days, the parties shall engage the Accounting Firm. As promptly as practicable thereafter, Purchaser and Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, Purchaser and Seller shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and Seller. The parties shall share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties. Seller and Purchaser shall each provide to the other for review a copy of its IRS Form 8883 at least 10 Business Days prior to its submission to the IRS.
          (iii) Purchaser and Seller shall file all Tax Returns in a manner consistent with the Section 338(h)(10) Allocation Schedule (as the same maybe adjusted under the foregoing clause (ii)) and shall not take any position inconsistent with the Section 338(h)(10) Allocation Schedule unless required by applicable Law; provided, however, that Purchaser’s Tax basis in the assets of the Companies may exceed the total amount allocated to such assets pursuant to the Section 338(h)(10) Allocation Schedule to reflect Purchaser’s capitalized transaction costs, and Seller’s amount realized may be less than the total amount allocated to the assets of the Companies pursuant to the Section 338(h)(10) Allocation Schedule in order to reflect Seller’s transaction costs. The Section 338(h)(10) Allocation Schedule shall be subsequently amended as required by applicable Law as the parties shall mutually agree.
     Section 7.06. Tax Indemnification. (a) From and after the Closing, Seller shall indemnify the Purchaser Indemnified Parties against and hold them harmless from (i) all liability for Taxes of the Companies for any Pre-Closing Tax Period or Pre-Closing Straddle Period and all Taxes of any affiliated, consolidated, combined, unitary, or similar group of which either of the Companies, prior to the Closing, has ever been a member, (ii) all other liability for Taxes of Seller and its Affiliates (other than the Companies), including any liability of a Purchaser Indemnified Party for such Taxes as a result of applicable bulk transfer Laws, (iii) all liability for Taxes incurred as a result of the Section 338(h)(10) Election, and 50% of all Transfer Taxes and (iv) all Taxes resulting from a breach of the representations and warranties set forth in Section 2.10. Notwithstanding the foregoing, Seller shall not indemnify and hold harmless any Purchaser Indemnified Party from any liability for Taxes solely attributable to (y) any action taken by Purchaser or its Affiliates that causes the Section 338(h)(10) Election to be void or invalid or (z) any action taken at or after the Closing outside the ordinary course of business by Purchaser or any of its Affiliates (including either of the Companies) (other than any such action expressly required by applicable Law or by this Agreement, it being understood that for purposes of this Section 7.06, no Taxes owed in a jurisdiction in which a Section 338(h)(10) Election is made under applicable Law shall be considered to be attributable solely to an action described in this clause (z)) (any of the foregoing actions, a “Purchaser Tax Act”).
          (b) From and after the Closing, Purchaser shall indemnify the Seller Indemnified Parties and hold them harmless from (i) all liability for Taxes of the Companies for any Post-Closing Tax Period or the Post-Closing Straddle Period, and (ii) any liability for Taxes solely attributable to a Purchaser Tax Act.
          (c) Procedures Relating to Indemnification of Tax Claims.
          (i) If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to any Purchaser Indemnified Party or Seller Indemnified Party pursuant to this Section 7.06, Purchaser (in the case of any claim in respect of which a

Purchaser Indemnified Party might be indemnified) or Seller (in the case of any claim in respect of which a Seller Indemnified Party might be indemnified) shall promptly notify Seller or Purchaser, as applicable, in writing of such claim (a “Tax Claim”). If notice of a Tax Claim is not given in accordance with the preceding sentence within a sufficient period of time to allow the party entitled to such notice to effectively contest such Tax Claim, or in reasonable detail to apprise such party of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, such party shall not be liable to any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, to the extent that such party’s position is materially prejudiced as a result thereof.
          (ii) Subject to the next sentence, with respect to any Tax Claim relating solely to Taxes of either of the Companies for a Pre-Closing Tax Period, Seller shall control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. With respect to any Tax Claim relating to Taxes of either of the Companies for a Straddle Period, or for any other period in respect of which Seller and Purchaser each are responsible for a portion of the applicable Taxes under Section 7.06(a) and 7.06(b) (A) each party may participate in all proceedings taken in connection with such Tax Claim, at its expense, and (B) the proceedings taken in connection with such Tax Claim shall be controlled jointly by Seller and Purchaser. Subject to the preceding sentence, Purchaser shall control all administrative and judicial proceedings in connection with any Tax Claim relating to a Tax for which indemnification may be sought under Section 7.06(b).
          (iii) In no case shall any Purchaser Indemnified Party settle or otherwise compromise any Tax Claim in respect of Taxes for which indemnification may be sought under Section 7.06(a) without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Neither party shall settle a Tax Claim relating solely to Taxes of either of the Companies for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In addition, in no case shall any Seller Indemnified Party settle or otherwise compromise any Tax Claim without Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement or compromise relates to Taxes for which indemnification may be sought under Section 7.06(b) or could result in an increase in any Taxes of a Purchaser Indemnified Party for which Seller is not responsible under Section 7.06(a).
     Section 7.07. Purchase Price Adjustment. Any payment made by Purchaser or Seller to a Seller Indemnified Party or Purchaser Indemnified Party, as applicable, under Articles 7 or 11 of this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law (and if applicable Law does require otherwise, then the amount of such payment shall be increased to take into account any Tax imposed on the receipt or accrual of such payment (including a payment made under this Section 7.07)).
     Section 7.08. Survival. Notwithstanding anything in this Agreement to the contrary, all provisions of Article 7, as well as all representations and warranties contained in Section 2.10 of this Agreement, shall survive until 60 days after the expiration of the applicable statute of limitations (taking into account all extensions or waivers thereof, whether voluntary or involuntary).

ARTICLE 8
Employees And Employee Benefits
     Section 8.01. Employees and Offers of Employment.
          (a) Effective as of the Closing (or with respect to a Seller Employee who is not actively at work at Closing, on the first day such employee returns to work), Purchaser shall offer employment to each Seller Employee, with cash (and, as applicable, equity) compensation that is comparable to the base compensation and cash bonus currently received by each Seller Employee. The Seller Employees who accept and commence employment with Purchaser and the Company Employees are hereinafter collectively referred to as the “Transferred Employees.”
          (b) Purchaser agrees to comply with any and all Laws governing employment discrimination and employment relations in connection with its hiring processes and procedures for the employment of the Transferred Employees.
          (c) Purchaser shall hold, administer and use all books and records relating to the Transferred Employees in accordance with the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder, to the extent applicable thereto. Seller may withhold from Purchaser any portions of such books and records that contain protected information on Transferred Employees or their dependents, to the extent that Seller reasonably determines, in consultation with Purchaser, that disclosure of such information to Purchaser would violate HIPAA.
     Section 8.02. Purchaser Benefit Plans; Assumption of Liabilities.
          (a) Subject to the requirements of any employment Contract with Purchaser (if applicable), Transferred Employees shall be eligible to participate in the Purchaser employee benefit, pension, welfare, severance and vacation pay benefit plans that similarly situated Purchaser employees participate in accordance with the terms of such plan. Purchaser shall assume and honor any liabilities to the extent accrued on the Final Statement (but not yet paid) under the short-term cash incentive compensation plans set forth on Section 8.02(a) of the Disclosure Schedule applicable to any Transferred Employee in accordance with the terms thereof.
          (b) Purchaser will cause all plans and programs of Purchaser and its Affiliates to recognize all service of the Transferred Employees with Seller or any of its respective predecessors and Affiliates to the same extent and for the same purposes thereunder as such service was counted under similar benefit plans of Seller or any of its predecessors and Affiliates for all purposes (except that, with respect to benefit accrual, such service shall not be counted to the extent that it would result in a duplication of benefits and shall not be counted for purposes of benefit accrual under any defined benefit plan or for purposes of any retiree medical benefits). Any medical, dental or health plan of Purchaser and its Affiliates (a “Purchaser Group Health Plan”) shall not include with respect to any Transferred Employee any restrictions or limitations with respect to pre-existing condition exclusions or any actively-at-work requirements (except to the extent such restrictions or limitations were applicable as of the Closing under any similar plans of Seller or any of its predecessors or Affiliates (a “Seller Group Health Plan”)), and any eligible expenses incurred by any Transferred Employee and his or her covered dependents during the portion of the plan year of such Seller Group Health Plan ending on the date such Transferred Employee’s participation in such Purchaser Group Health Plan begins shall be taken into account under the Purchaser Group Health Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser Group Health Plan. Purchaser shall cause any severance plan or program to provide that in the event a Transferred Employee shall terminate employment within one year of the Closing, severance benefits payable to such Transferred Employee shall be the amount a similarly situated employee would be entitled to under Purchaser’s severance pay plan or program.
          (c) Participation for all Transferred Employees and their respective spouses and dependents under the Employee Plans that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Seller Welfare Plans”) shall cease to be effective immediately prior to the Closing Date. Seller and the Seller Welfare Plans shall be liable for all claims incurred under the Seller Welfare Plans prior to the Closing Date with respect to Transferred Employees and their respective spouses and dependents, except for short-term disability that is payable after the Closing. As of the Closing Date, Purchaser shall be liable for employee benefits and all other welfare benefit plan Liabilities with respect to Transferred Employees, and their respective spouses and dependents incurred after the Closing under Seller’s employee benefit plans. A claim will be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, sickness, accident and disability programs) or on the date that treatment or services are provided (for purposes of health care programs).
          (d) Unused Paid Time Off. Purchaser shall credit each Transferred Employee with the unused vacation, sick leave or personal days to which the Transferred Employee is entitled through the Closing Date that is accrued on the Final Statement (but not yet paid). To the extent required by Law, Seller shall pay any Transferred Employee the cash value of his or her unused vacation, sick leave or personal days.
          (e) Purchaser shall have the sole responsibility after the Closing for “continuation coverage” benefits provided after the Closing Date for all Transferred Employees and “qualified beneficiaries” of Transferred Employees for whom a “qualifying event” occurs after the Closing Date, Seller shall retain such responsibility with respect to events occurring before the Closing Date. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.
     Section 8.03. Employee Matters.
          (a) It is expressly agreed and understood that neither Purchaser nor Seller has any right, power or authority to control, direct or regulate the labor relations and human resources policies and procedures of the other, that neither is deemed to constitute the agent or representative of the other, and that neither is liable in any manner whatsoever for the acts or omissions of the other, its agents, representatives or employees.
          (b) At all times prior to the Closing, Seller shall have sole and exclusive responsibility for the operation and management of the Business and the Purchased Assets, for the employment and control of the Employees, for compliance with all Laws governing the employment relationship, and for compliance with the terms of any employment Contract or Employee Plan covering the Employees, the Company Employees or any of Seller’s former employees. At all times subsequent to the Closing, Purchaser shall have sole and exclusive responsibility for the operation and management of the Businesses and the Purchased Assets, for the employment and control of Transferred Employees, for compliance with all Laws governing the employment relationship with Purchaser, and for compliance with the terms of any employment Contract with Purchaser or employee benefit plan of Purchaser covering Transferred Employees.

     Section 8.04. Seller Restrictive Covenants. Seller and its Affiliates will not assert against any Transferred Employee any violation of the covenants restricting competition, solicitation or disclosure of confidential information relating to activities and information of the Business contained in any grant or award of equity or equity-based or other compensation by the Seller, or pursuant to any other arrangement or agreement with a Transferred Employee in connection with the Transferred Employee’s performance of services in the Business for Purchaser or its Affiliates. Nothing in the preceding sentence shall preclude Seller or its Affiliates from otherwise enforcing its rights under any non-competition or business protection agreement to which it is a party or provision covering any Transferred Employee.
     Section 8.05. No Third Party Beneficiaries. No provision of this Article 8 shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or Purchaser or any other Person other than the parties hereto and their respective successors and assigns, or constitute or create an employment agreement.
ARTICLE 9
Conditions to Closing
     Section 9.01. Conditions to Each Party’s Obligations. The obligations of each party hereto to consummate the transactions contemplated hereby are subject to the satisfaction or waiver at or prior to Closing of the following conditions:
          (a) all necessary consents, approvals and authorizations of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement shall have been obtained, and any applicable waiting period under the HSR Act, if such filing is required relating to the transactions contemplated hereby shall have expired or been terminated; and
          (b) no provision of any applicable Law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the transactions contemplated hereby.
     Section 9.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver at or prior to Closing of the following further conditions:
          (a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true at and as of the Closing (without regard to any qualifications therein to materiality or Material Adverse Effect), as if made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) Purchaser shall have received a certificate signed by an officer of Seller to the foregoing effect.
          (b) Seller shall have delivered, or caused to be delivered, to Purchaser all of the deliveries required by Section 1.06(c).
          (c) All consents or approvals listed in Section 9.02(c) of the Disclosure Schedule, shall have been obtained and Purchaser shall have received copies of such consents, and none of such consents or approvals from any Governmental Authority shall contain any term or condition that, in the reasonable opinion of Purchaser, would be expected to have a Material Adverse Effect or would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of such transaction.
     Section 9.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction or waiver at or prior to Closing of the following further conditions:
          (a) (i) Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true in all material respects at and as of the Closing, as if made at and as of such time (or if made as of a specific date, at and as of such date) and (iii) Seller shall have received a certificate signed by an officer Purchaser to the foregoing effect.
          (b) Purchaser shall have delivered, or caused to be delivered, to Seller, all of the deliveries required by Section 1.06(b).
     Section 9.04. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Sections 9.01, 9.02 or 9.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement and the Transaction Agreements as required by the provisions of this Agreement, including Section 6.01.
ARTICLE 10
Termination
     Section 10.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
          (a) by mutual written agreement of Seller and Purchaser;
          (b) by either Seller or Purchaser if the Closing shall not have been consummated on or before March 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;
          (c) by either Seller or Purchaser if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Law or Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting all or any material portion of the transactions contemplated by this Agreement and such Law or Governmental Order or other action shall have become final and nonappealable; or
          (d) by either Seller or Purchaser, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other party or if any representation or warranty of such other party shall have become untrue, in either case such that the conditions set forth in Section 9.02(a) or 9.03(a), as the case may be, would not be satisfied and such breach (i) is not cured within 30 days after receipt of written notice thereof or (ii) is incapable of being cured by the applicable party by the Termination Date, provided that the terminating party is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would give rise to a failure of a condition as described in this Section 10.01(d).
     The party desiring to terminate this Agreement pursuant to Section 10.01(b), (c) or (d) shall give written notice of such termination to the other party.
     Section 10.02. Effect of Termination. If this Agreement is terminated as permitted by Section 10.01, such termination shall be without liability of any party hereto (or any equityholder, director, officer, employee, agent, consultant or representative of any such party) to any other party to this Agreement; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof. The provisions of Sections 5.01 (Confidentiality), 6.04 (Public Announcements), 10.02 (Effect of Termination) and Article 12 (Miscellaneous) shall survive any termination hereof pursuant to Section 10.01.
ARTICLE 11
Survival; Indemnification
     Section 11.01. Survival.
          (a) The representations and warranties of Seller and Purchaser contained in this Agreement will survive the Closing (i) indefinitely with respect to the representations and warranties contained in Sections 2.01 (Organization), 2.02 (Authority; Enforceability), 2.05 (The Subject Shares), 2.06 (Capital Stock of the Companies), 2.19 (Title to the Purchased Assets) and 2.25 (Brokers) (collectively, “Seller’s Fundamental Representations”), and Sections 3.01 (Organization) and 3.02 (Authority; Enforceability); and (ii) until 18 months after the Closing Date in the case of all other representations and warranties other than those contained in Section 2.10, the survival of which is dealt with exclusively in Section 7.08.
          (b) No party’s rights hereunder (including rights under this Article 11) shall be affected by any investigation conducted by or any knowledge acquired (or capable of being acquired) by such party at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing.
          (c) The covenants and agreements of the parties hereto contained in this Agreement shall survive indefinitely.
     Section 11.02. Indemnification of Purchaser by Seller.
          (a) From and after the Closing Date, Seller and its Affiliates shall indemnify and save and hold harmless Purchaser its Affiliates and their respective officers, directors, employees and agents (including, from and after the Closing, the Companies) (collectively, the “Purchaser Indemnified Parties”) from and against any Covered Losses suffered by any such Purchaser Indemnified Parties directly or indirectly resulting from, arising out of or relating to: (i) any misrepresentation of or inaccuracy, as of the date of this Agreement or as of the Closing Date, in any representation or warranty of Seller in this Agreement (other than Section 2.10, which is dealt with exclusively in Article 7; provided, however, that if any such representation or warranty (other than the representations and warranties contained in Section 2.07 (Financial Statements) and Section 2.08(b) (Events Subsequent to Pro Forma Financial Statements) is qualified in any respect by materiality or Material Adverse Effect, for purposes of this clause (i) such materiality or Material Adverse Effect qualification will in all respects be ignored; (ii) any nonfulfillment or breach of any covenant or agreement made by Seller in this Agreement; (iii) any Retained Liability; and (iv) those items set forth in Section 11.02(a) of the Disclosure Schedule.
          (b) The Purchaser Indemnified Parties shall not be entitled to assert any indemnification pursuant to Section 11.02(a)(i) after the expiration of the applicable survival period with respect to misrepresentations of or inaccuracies in the representations and warranties of Seller referenced in Section 11.01(a); provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to Seller in accordance with Section 11.04 (Procedures Relating to Indemnification) for such indemnification, the Purchaser Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article 11.
          (c) Any indemnification of a Purchaser Indemnified Party pursuant to this Section 11.02 shall be effected by wire transfer or transfers of immediately available funds from Seller to an account or accounts designated in writing by the applicable Purchaser Indemnified Party to Seller within 15 days after the final determination thereof.
     Section 11.03. Indemnification of Seller by Purchaser.
          (a) From and after the Closing Date, Purchaser and its Affiliates shall indemnify and save and hold harmless Seller, its Affiliates and their respective officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”) from and against any Covered Losses suffered by any such Seller Indemnified Parties resulting from or arising out of: (i) any misrepresentation of or inaccuracy in any representation or warranty of Purchaser referenced in Section 11.01(a); (ii) any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement that survives the Closing Date pursuant to Section 11.01(c); and (iii) any Assumed Liability.
          (b) The Seller Indemnified Parties shall not be entitled to assert any indemnification in accordance with Section 11.03(a)(i) after the expiration of the applicable survival period with respect to misrepresentations of or inaccuracies in the representations and warranties of Purchaser referenced in Section 11.01(a); provided, however, that if on or prior to the expiration of the applicable survival period, a notice of claim shall have been given to Purchaser pursuant to Section 11.04 (Procedures Relating to Indemnification) for such indemnification, the Seller Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article 11.
          (c) Any indemnification of a Seller Indemnified Party pursuant to this Section 11.03 shall be effected by wire transfer or transfers of immediately available funds from Purchaser to an account or accounts designated by the applicable Seller Indemnified Party to Purchaser within 15 days after the final determination thereof.
     Section 11.04. Procedures Relating to Indemnification.
          (a) In order for an indemnified party to be entitled to any indemnification provided for under this Article 11 in respect of, arising out of or involving a claim or demand made by any Person (other than a party hereto or Affiliate thereof) against the indemnified party (a “Third-Party Claim”), such indemnified party must notify the indemnifying party in writing, and in reasonable detail, of the Third-Party Claim as promptly as reasonably practicable after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. The indemnified party shall deliver to the indemnifying party, within ten Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.
          (b) If a Third-Party Claim is made against an indemnified party, the indemnifying party will (unless the claim by the indemnified party is a type for which the indemnifying party’s liability may be limited under Section 11.05(b)) be entitled to participate in the defense thereof and, if it so chooses, upon written notice to the indemnified party to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the indemnified party determines in good faith that the Third-Party Claim involves potential conflicts of interest between the indemnified party and the indemnifying party. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses incurred by the indemnified party (including of counsel employed by the indemnified party) for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and the use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the indemnifying party has assumed the defense of a Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The indemnifying party may pay, settle or compromise a Third-Party Claim without the written consent of the indemnified party, so long as such settlement (i) includes an unconditional release of the indemnified party from all liability in respect of such Third-Party Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party and (iv) does not otherwise obligate or materially and adversely affect the indemnified party in any other way whatsoever, including with respect to making any payments of any kind.
          (c) Notwithstanding the foregoing, (i) the indemnified party may, at the sole cost and expense of the indemnified party, at any time prior to the indemnifying party’s delivery of the notice referred to in the first sentence of this Section 11.04(b), file any motion, answer or other pleadings or take any other action in respect of such Third-Party Claim that the indemnified party reasonably believes to be necessary or appropriate to protect its interests.
          (d) If the indemnifying party is not entitled to assume the defense of a Third Party Claim pursuant to the foregoing provisions or does assume the defense but does not contest such Third Party Claim in good faith, then the indemnified party may conduct and control, through counsel of its own choosing and at the expense of the indemnifying party, the settlement or defense thereof, and the indemnifying party shall cooperate with it in connection therewith. The failure of the indemnified party to conduct or control such defense shall not relieve the indemnifying party of any obligation it may have hereunder. Any defense costs required to be paid by the indemnifying party shall be paid as incurred, promptly against delivery of invoices therefor.

          (e) If any indemnified party desires to assert any claim for indemnification provided for under this Article 11 other than a claim in respect of, arising out of or involving a Third-Party Claim, such indemnified party shall notify the indemnifying party in writing, and in reasonable detail (taking into account the information then available to such indemnified party), of such claim promptly after becoming aware of the existence of such claim; provided, however, that the failure of an indemnified party to notify the indemnifying party shall relieve the indemnifying party from its obligation to indemnify only to the extent that the indemnifying party is actually prejudiced as a result of such failure.
     Section 11.05. Limitations on Indemnification.
          (a) Seller shall have no liability for indemnification pursuant to Section 11.02(a)(i) unless Covered Losses with respect thereto exceed in the aggregate $20 million, in which case Seller shall be liable for all such Covered Losses, subject to Section 11.05(b), in excess of such amount.
          (b) Seller shall have no liability for indemnification pursuant to Section 11.02(a)(i) with respect to Covered Losses in excess of $300 million in the aggregate.
          (c) The limitations set forth in Section 11.05(a) and Section 11.05(b) shall not apply to indemnification claims made by Purchaser pursuant to Section 7.06, Section 11.02(a)(i) with respect to Seller’s Fundamental Representations, Section 11.02(a)(ii), Section 11.02(a)(iii) or Section 11.02(a)(iv).
          (d) No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.
     Section 11.06. Exclusive Remedy. This Article 11 shall be the exclusive remedy of the parties hereto following the Closing for any losses arising out of any misrepresentation or breach of the representations, warranties, covenants or agreements of the parties contained in this Agreement, except for (a) any fraudulent breach or (b) as otherwise provided in this Agreement. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted by applicable Law, any and all rights, claims and causes of action (other than as otherwise provided in this Agreement and other than rights, claims, or causes of action arising from fraud) it may have against the other party arising under or relating to the Business, the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Retained Liabilities, this Agreement, any document or certificate delivered in connection herewith (other than the Allegheny Sublease, the Servicing Agreement or the Transition Services Agreement) or any Law relating thereto (except pursuant to the indemnification provisions set forth in this Article 11).
ARTICLE 12
Miscellaneous
     Section 12.01. Definitions. The following terms, as used herein, have the following meanings:
     “Accounting Firm” shall have the meaning set forth in Section 1.07(c).
     “Accounting Principles” shall have the meaning set forth in Section 1.09(a).
     “Action” means any claim, action, suit, proceeding or investigation by or before any Governmental Authority.
     “Actual Payoff Amount” shall have the meaning set forth in Section 1.09(b).

     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.
     “Agreement” shall have the meaning set forth in the Preamble.
     “Allegheny Sublease” shall have the meaning set forth in Section 1.06(b)(xi).
     “Allocation Schedule” shall have the meaning set forth in Section 1.08(a).
     “Applicable Requirements” “Applicable Requirements” means and includes, as of the time of reference, with respect to the origination, servicing, insuring, purchase, sale or filing of claims in connection with residential mortgage loans, or in connection with any inquiry regarding, or application or processing for, any mortgage loan, whether received by Seller, one of the Companies, or any correspondent, broker or prior servicer, all of the following: (A) all contractual obligations of Seller and/or each of the Companies or any originator of such mortgage loan or prior servicer and (B) applicable Laws and regulations binding upon Seller or any of the Companies or any originator of such mortgage loan or prior servicer, including, but not limited to, the Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act of 1974.
     “Assigned Contracts” means the Contracts set forth in clause (b) of the definition of “Purchased Assets,” the Lease Agreements and the Real Estate Contracts.
     “Assignment of Assigned Contracts” shall have the meaning set forth in Section 1.06(b)(x).
     “Assumed Liabilities” means all Liabilities of the Companies and all Liabilities of Seller relating to or arising out of the operation of the Business or the Purchased Assets, whether arising before, on or after the Closing Date (other than the Retained Liabilities and as provided in subclause (a)), including: (a) all Liabilities of Seller under each Assigned Contract solely, in the case of Assigned Contracts only, to the extent arising on or after the Closing Date; (b) all unpaid accounts payable (including accounts payable that Seller paid by check or bank draft on or before the Closing Date, which check or bank draft has not cleared by the Closing) of Seller to the extent solely related to the Business and all accrued expenses of Seller to the extent solely related to the Business, in each case, to the extent reflected on the Final Statement or incurred in the ordinary course of business since the date of the Final Statement; (c) all amounts allocated to Purchaser under Section 1.07; (d) all real and personal property Taxes and Transfer Taxes for which Purchaser is responsible pursuant to Article 7; (e) all Liabilities allocated to Purchaser under Article 8; (f) all Liabilities arising from Actions arising out of the operation of the Business and all performance obligations relating solely to the Business; (g) any claims (including infringement claims) relating to goods sold or services provided by the Business before, on or after the Closing Date; (h) all Liabilities relating to the ownership or condition of the tangible Purchased Assets (including environmental conditions) before, on or after the Closing Date or arising from the transfer of the Purchased Assets to Purchaser or an Affiliate of Purchaser; and (i) all Liabilities under any state unclaimed or abandoned property Law that arise in connection with any other Liability described in this definition of Assumed Liabilities.
     “Assumption Agreement” shall have the meaning set forth in Section 1.06(b)(vi).
     “Bill of Sale” shall have the meaning set forth in Section 1.06(b)(ix).

     “Branches” means the Facilities identified in Section 12.01(a) of the Disclosure Schedule.
     “Buildings and Improvements” means, collectively, all buildings, structures, installations, fixtures, trade fixtures, building equipment and other improvements owned by either Company or owned by Seller and used primarily in the Leased Real Property.
     “Business” shall have the meaning set forth in the Recitals.
     “Business Day” means a day, other than Saturday, Sunday or other day on which funds cannot be transferred via the Fedwire Funds Service.
     “Business Intellectual Property” means, collectively, the Company Intellectual Property and the Purchased Intellectual Property.
     “Casualty” shall have the meaning set forth in Section 4.03(a).
     “Closing” shall have the meaning set forth in Section 1.06(a).
     “Closing Date” shall have the meaning set forth in Section 1.06(a).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Employee” means any individual who, as of the Closing, is actively employed (whether full- or part-time) by either Company or any such individual who is on short-term disability leave, authorized leave of absence of no more than six months, military service or lay-off with recall rights as of the Closing.
     “Company Intellectual Property” means all Intellectual Property owned by the Companies.
     “Company IT Assets” means the personal computers, network servers, scanners, routers, hubs, switches and all other information technology hardware, whether owned or leased by either of the Companies.
     “Company Leases” means all real estate lease agreements for all Company Leased Real Property.
     “Company Leased Real Property” means all leased facilities that are specifically listed or described in Section 12.01(b) of the Disclosure Schedule.
     “Companies” means, collectively, First Franklin and Home Loan Services.
     “Condemnation” shall have the meaning set forth in Section 4.03(a).
     “Confidential Information” has the meaning set forth in Section 4.02(b).
     “Contract” means any oral or written agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, sales or purchase order, license or other similar arrangement or obligation.
     “Covered Loss” means any and all losses (including loss of value), Liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Action), reasonable costs and expenses

(including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Action), in each case that are due and payable, including any of the foregoing arising under, out of or in connection with any Action, Governmental Order or award of any arbitrator of any kind, or any Law or Contract; provided, however, that (a) for purposes of determining a Covered Loss pursuant to Section 11.02(a)(i) with respect to any representation or warranty made by Seller in this Agreement, Covered Loss excludes (i) any loss or Liability or series of related losses or Liabilities which do not have an aggregate value of at least $25,000 and (ii) any loss or Liability that has been specifically accrued for or reserved against in the Final Statement (to the extent of such reserve) and (b) for all purposes of this Agreement, Covered Losses excludes any punitive, exemplary or consequential damages and any lost profits (i) except to the extent arising out of any settlement, judgment or compromise relating to any Action and (ii) except to the extent they are Retained Liabilities. The amount of any Covered Loss subject to indemnification hereunder shall be calculated net of (a) any net insurance proceeds actually received by the indemnitee on account of such Covered Loss and (b) the present value of any net Tax benefit recognized by the indemnitee arising from the recognition of the Covered Loss and any other payment received with respect to a Covered Loss (and in computing the net Tax benefit, any Tax cost resulting from receipt or accrual of an indemnification payment (including reduction in depreciation or amortization deductions with respect to the Purchased Assets and the assets of the Companies) shall be taken into account). The indemnitee shall (i) use its commercially reasonable efforts to seek recovery under all insurance policies covering any Covered Loss and (ii) use its commercially reasonable efforts to mitigate any actual or potential Covered Loss, in each case to the same extent as it would if such Covered Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event any payment is made in respect of Covered Losses, the indemnitor who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the indemnitee receiving such payment against any third party. In the event that an insurance recovery (other than recognition of a net Tax benefit) is actually received by the indemnitee with respect to any Covered Loss for which it has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery or benefit actually received shall be made promptly to the indemnitor that provided such indemnification to the indemnitee.
     “Data Room” means that certain virtual data room relating to the Business established by Seller and its Affiliates through Intralinks as such data room existed on the Business Day immediately preceding the date of this Agreement.
     “Deposit Agreement” shall have the meaning set forth in Section 1.06(c)(xii).
     “Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser prior to or concurrently with the execution and delivery of this Agreement.
     “Dispute Notice” shall have the meaning set forth in Section 1.09(c).
     “Domain Names” means Internet electronic addresses, uniform resource locators and alpha-numeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.
     “Employees” means, collectively, the Company Employees and the Seller Employees.
     “Employment Letters” shall have the meaning set forth in the Recitals.
     “Employee Plans” shall have the meaning set forth in Section 2.13(a).

     “Entity Financial Statements” shall have the meaning set forth in Section 2.07(a).
     “Environmental Law” any federal, state, or local law, statute, rule or regulation concerning (a) the manufacture, transport, use, treatment, storage, or disposal of any Hazardous Substance, or (b) the protection of the environment.
     “Equipment” shall have the meaning set forth in clause (g) of the definition of “Purchased Assets.”
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Estimated Payoff Amount” shall have the meaning set forth in Section 1.09(a).
     “Excluded Assets” means (a) any proceeds or payments in respect of any Action (including any settlement or other resolution thereof) in favor of Seller or its Affiliates in connection with the operation of the Business prior to the Closing Date, (b) all Intellectual Property of Seller and its Affiliates other than the Purchased Intellectual Property, (c) Tax refunds or credits of Seller or relating to the Business or Purchased Assets with respect to a period ending on or before the Closing Date, (d) all assets, properties and rights of Seller and its Affiliates other than the Purchased Assets, and (e) all assets identified in Section 12.01(c) of the Disclosure Schedule.
     “Excluded Reserve” means the product of Owned Portfolio Reserve multiplied by the quotient of Retained Loans divided by Owned Portfolio.
     “Facilities” means collectively the Leased Real Property and, in each case, all Buildings and Improvements thereon.
     “Final Statement” shall have the meaning set forth in Section 1.09(f).
     “First Franklin” shall have the meaning set forth in the Recitals.
     “First Franklin Shares” means all of the issued and outstanding shares of common stock, par value $0.001 per share, of First Franklin.
     “GAAP” means United States generally accepted accounting principles, consistently applied.
     “General Enforceability Exceptions” has the meaning set forth in Section 2.02.
     “Governmental Authority” means any federal, state, local or foreign government (including any political or other subdivision or judicial, legislative, executive or administrative branch, agency, commission, authority or other body of any of the foregoing).
     “Governmental Order” means any order, writ, judgment, injunction, decree or award entered by or with any Governmental Authority.
     “Home Loan Services” shall have the meaning set forth in the Recital.
     “Home Loan Services Shares” means all of the issued and outstanding shares of common stock, par value $100.00 per share, of Home Loan Services.

     “Hazardous Substance” means any material or substance that is listed as “hazardous” pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., or any petroleum product or by-product.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “HSR Clearance” shall have the meaning set forth in Section 6.02(a).
     “Insurance/Award Proceeds” shall have the meaning set forth in Section 4.03(a)(i).
     “Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Domain Names, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; moral and economic rights or authors and inventors; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof; and all documentation and embodiments of the foregoing.
     “IRS” means the United States Internal Revenue Service.
     “IT Assets” shall have the meaning set forth in clause (n) of the definition of “Purchased Assets.”
     “Knowledge” means the actual knowledge, after due inquiry, with respect to Seller, of any person listed in Section 12.01(d) of the Disclosure Schedule, and with respect to Purchaser, of any officer of Purchaser.
     “Law” means any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Authority or any Governmental Order.
     “Lease Agreements” shall have the meaning set forth in clause (i) of the definition of “Purchased Assets.”
     “Leased Real Property” means, collectively, the Company Leased Real Property and the Seller Leased Real Property.
     “Liability” means any direct or indirect liability, obligation, guaranty, claim, loss, damage, deficiency, cost or expense, whether relating to payment, performance or otherwise, known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not required to be reflected or reserved against on the financial statements of the obligor under GAAP.
     “Lien” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind, other than those arising by reason of restrictions on transfers under federal, state and foreign securities Laws.
     “Material Adverse Effect” means any material adverse effect on (i) the business, assets, condition (financial or otherwise), or results of operations of the Business, or on the Purchased Assets or the Assumed Liabilities, or (ii) the ability of Seller to perform its obligations under this Agreement or any Transaction Agreement in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Agreements without material delay. Notwithstanding the foregoing, any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur: (i) any conditions in the non-conforming mortgage lending industry in general, including competition in any of the geographic areas in which the Facilities operate or developments or changes therein unless the Business is disproportionately affected by such conditions; (ii) any conditions in the United States general economy or the general economy in the geographic area in which the Facilities operate or developments or changes therein unless the Business is disproportionately affected by such conditions; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural disasters; (v) the failure of the financial or operating performance of the Business to meet internal projections or budgets for any period prior to, on or after the date of this Agreement provided there has been no material breach of this Agreement by Seller; (vi) any action taken or omitted to be taken by or at the request or with the consent of Purchaser or otherwise required or specifically permitted to be taken by the terms of this Agreement; (vii) the announcement of this Agreement or the transactions contemplated hereby; or (viii) changes in any Laws or GAAP after the date of this Agreement.
     “Material Contracts” shall have the meaning set forth in Section 2.17(a).
     “Mortgage Loan Tapes” shall have the meaning set forth in Section 2.23.
     “Names” shall have the meaning set forth in Section 6.05(a).
     “NationPoint” shall have the meaning set forth in the Recitals.
     “Net Assets” means the sum of (i) Cash and Equivalents, Loans Held For Sale, Accrued Interest Receivables, Furniture, Fixtures & Equipment, Other Assets, and the Excluded Reserve less the sum of (ii) Accounts Payable & Accrued Liabilities and Restricted Cash, in each case, calculated using the Accounting Principles.
     “Owned Portfolio” means all loans originated by the Business and subsequently sold by First Franklin to Seller.
     “Owned Portfolio Reserve” means the portion of the Recourse Reserve that relates to the Owned Portfolio which resides in cost center 8107973.
     “Payoff Amount” means Net Assets minus $157 million.
     “Permits” shall have the meaning set forth in Section 2.12(b).
     “Permitted Liens” means: (i) Liens that relate to Taxes imposed upon Seller or either Company that are not yet due and payable; (ii) Liens imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business consistent with past practice; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) mechanics’, carriers’, workers’, repairers’ and similar Liens imposed upon Seller or either Company arising or incurred in the ordinary course of business consistent with past practice, for which bonds have been posted; (v) the effect of zoning, entitlement and other land use and Environmental Laws; (vi) imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property; (vii) any Laws affecting any Facility; (viii) any utility company or Governmental Authority rights, easements or franchises for electricity, water, sanitary sewer, steam, surface water drainage, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Facilities or other general easements granted to Governmental Authorities in the ordinary course of developing or operating a Facility; (ix) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway or other matters which would be shown by a current, accurate survey or physical inspection of a Facility; provided, however, that in the case of clauses (v) through (ix), none of the foregoing, individually or in the aggregate, would reasonably be expected to materially and adversely effect the continued use of the property to which they relate in the conduct of the Business as currently conducted thereon; and (x) any matters disclosed in reports or other documents contained in the Data Room shown on any title commitment procured by Purchaser or of record.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
     “Post-Closing Straddle Period” shall have the meaning set forth in Section 7.05(b).
     “Post-Closing Tax Period” shall have the meaning set forth in Section 7.03(b).
     “Pre-Closing Appeals” shall have the meaning set forth in Section 7.03(b).
     “Pre-Closing Straddle Period” shall have the meaning set forth in Section 7.05(b).
     “Pre-Closing Tax Period” means all taxable periods or portions thereof ending on or before the Closing Date.
     “Prepaid Expenses” shall have the meaning set forth in clause (f) of the definition of “Purchased Assets.”
     “Pro Forma Financial Statements” shall have the meaning set forth in Section 2.07(b).
     “Pro Forma Net Asset Statement” shall have the meaning set forth in Section 2.07(b).
     “Property Tax Refunds” shall have the meaning set forth in Section 7.03(b).
     “Purchase Price” shall have the meaning set forth in Section 1.04.
     “Purchased Assets” means, collectively, the Subject Shares and all other assets, properties and rights of Seller that as of the date of this Agreement, or as of the Closing Date, primarily relate to or, in the case of the IT Assets specified below that primarily relate to or are necessary for the continued operation of, the Business, including, without duplication:

          (a) all assets reflected on the Pro Forma Balance Sheet that are not subsequently disposed of as permitted by the terms of this Agreement and all assets reflected on the Final Statement that are not reflected on the Pro Forma Balance Sheet;
          (b) all Contracts (including the Real Estate Contracts and the Lease Agreements) to which Seller is a party, excluding any Employee Plans and any intercompany Contracts (collectively, the “Assigned Contracts”);
          (c) Intellectual Property owned by Seller set forth in Section 12.01-1(c) of the Disclosure Schedule (collectively, the “Purchased Intellectual Property”) and all rights thereto to sue and collect damages for past, present or future infringement, misappropriation or other violation of such Purchased Intellectual Property;
          (d) all of Seller’s right, title and interest as of the Closing in and to the Receivables;
          (e) all guarantees and warranties of third parties that relate primarily to the ownership or operation of the Business or the Purchased Assets;
          (f) subject to Section 1.07, all of Seller’s security deposits, prepaid rent and prepaid expenses previously paid by any of them to fulfill obligations under the Lease Agreements where (if and to the extent such consent is expressly required thereunder) the landlord thereunder has consented in writing to the transfer of the deposits to Purchaser and all vendor, utility and other deposits relating to Seller Leased Real Property (collectively, the “Prepaid Expenses”);
          (g) all fixed assets and tangible personal property, whether owned or leased, including fixtures, building equipment, fittings, furniture, computer hardware, office equipment, and other tangible personal property (collectively, the “Equipment”);
          (h) all Permits;
          (i) all real estate lease agreements (collectively, the “Lease Agreements”) for all leased facilities listed in Section 12.01-1(i) of the Disclosure Schedule (collectively, the “Seller Leased Real Property”), together with all deposits, prepayments, guaranties, letters of credit and any other security related thereto held by the lessor;
          (j) all reciprocal easement agreements, operating agreements, supplemental agreements and related documents with respect to the Seller Leased Real Property, which are listed in Section 12.01-1(j) of the Disclosure Schedule (collectively, “Real Estate Contracts”);
          (k) Any Buildings and Improvements owned by Seller and located on or appurtenant to the Seller Leased Real Property (and all title documents, surveys, related construction plans and documents and related real estate files in Seller’s or any of its Affiliates’ possession or control with respect to the Seller Leased Real Property);
          (l) all telephone and facsimile numbers, websites or domain names;
          (m) all files, documents, instruments, papers, books and records (whether in paper, digital or other tangible or intangible form), including all financial records, Tax records, technical information, operating and production records, quality control records, blueprints, research and development notebooks and files, customer credit data, manuals, engineering and scientific data, sales and promotional literature, drawings, technical plans, business plans, budgets, price lists, lists of customers and suppliers and human resources and employee benefits data;
          (n) the “IT Assets,” which means the personal computers, network servers, scanners, routers, hubs, switches and all other information technology hardware, whether owned or leased by Seller;
          (o) all rights, claims and causes of action; and
          (p) all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Purchaser is the successor to the Business;
excluding, in each case, the Excluded Assets.
     “Purchased Intellectual Property” shall have the meaning set forth in clause (c) of the definition of “Purchased Assets.”
     “Purchaser” shall have the meaning set forth in the Preamble.
     “Purchaser Group Health Plan” shall have the meaning set forth in Section 8.02(b).
     “Purchaser Indemnified Parties” shall have the meaning set forth in Section 11.02(a).
     “Purchaser Tax Act” shall have the meaning set forth in Section 7.06(a).
     “Real Estate Assignment and Assumption Agreements” shall have the meaning set forth in Section 1.06(b)(vii).
     “Real Estate Contracts” shall have the meaning set forth in clause (j) of the definition of “Purchased Assets.”
     “Receivables” means all accounts receivable, notes receivable and other indebtedness due and owned by any third party to Seller, either Company or any of their Respective Affiliates as of the Closing primarily arising out of the operation or conduct of the Business, including all trade accounts receivable representing amounts receivable in respect of products sold or services rendered prior to the Closing and the full benefit of any security for such accounts or debts.
     “Representatives” shall have the meaning set forth in Section 4.02(b).
     “Required Regulatory Approval” means all consents, approvals or authorizations of, or filings with or notifications to Governmental Authorities under the HSR Act.
     “Residual Interest” shall have the meaning set forth in Section 2.22.
     “Retained Liabilities” shall have the meaning set forth in Section 1.02.
     “Retained Loans” means the Owned Portfolio less the Sold Loans.
     “Section 338(h)(10) Allocation Schedule” shall have the meaning set forth in Section 7.05(f).
     “Section 338(h)(10) Election” shall have the meaning set forth in Section 7.05(e).

     “Seller” shall have the meaning set forth in the Preamble.
     “Seller Employee” means any individual who, as of the Closing, is actively employed (whether full- or part-time) by Seller at a Facility or otherwise primarily in the Business or any such individual who is on short-term disability leave, authorized leave of absence of no longer than six months, military service or lay-off with recall rights as of the Closing and who is listed on Section 12.01(e) of the Disclosure Schedule.
     “Seller Group Health Plan” shall have the meaning set forth in Section 8.02(b).
     “Seller Indemnified Parties” shall have the meaning set forth in Section 11.03(a).
     “Seller Leased Real Property” shall have the meaning set forth in clause (i) of the definition of “Purchased Assets.”
     “Seller Tax Returns” shall have the meaning set forth in Section 7.05(c)(ii).
     “Seller’s Fundamental Representations” shall have the meaning set forth in Section 11.01(a).
     “Servicing Agreement” shall have the meaning set forth in Section 1.06(c)(xvii).
     “Seller Welfare Plans” shall have the meaning set forth in Section 8.02(c).
     “Sold Loans” means the loans from the Owned Portfolio which are sold to Purchaser prior to Closing.
     “Statement” shall have the meaning set forth in Section 1.09(b).
     “Straddle Period” shall have the meaning set forth in Section 7.05(b).
     “Subject Shares” means, collectively, the First Franklin Shares and the Home Loan Services Shares.
     “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.
     “Tax” means all taxes, fees, levies or other assessments imposed by a Taxing Authority, including income, gross receipts, excise, real and personal property, municipal, capital, sales, use, transfer, license, payroll and franchise taxes, and such term shall include any interest, penalties, or additions to tax attributable to such taxes, fees, levies or other assessments.
     “Tax Claim” shall have the meaning set forth in Section 7.06(c)(i).
     “Tax Returns” means any return, report or information return required to be filed with any Taxing Authority in connection with Taxes, and any supplement, schedule or amendment thereto.
     “Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

     “Termination Date” shall have the meaning set forth in Section 10.01(b).
     “Third-Party Claim” shall have the meaning set forth in Section 11.04(a).
     “Trademark and Copyright Assignment” shall have the meaning set forth in Section 1.06(c)(xiii).
     “Transaction Agreements” means, collectively, the Assumption Agreement, the Real Estate Assignment and Assumption Agreements, the Bill of Sale, the Transition Services Agreement, the Allegheny Sublease, the Servicing Agreement and the Assignment of Assigned Contracts.
     “Transfer Taxes” shall have the meaning set forth in Section 7.04(a).
     “Transferred Employees” shall have the meaning set forth in Section 8.01(a).
     “Transition Services Agreement” shall have the meaning set forth in Section 1.06(b)(viii).
     “Voting Company Debt” shall have the meaning set forth in Section 2.06(a).
     “1940 Act” shall have the meaning set forth in Section 2.24.
     Section 12.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic facsimile transmission) and shall be given:
if to Purchaser, to:
Merrill Lynch Global Bank Group
4 World Financial Center, 31st Floor
New York, New York 10080
Attention: Deborah Prutzman, General Counsel
Facsimile No: (212) 738-1070
     with a copy (which shall not constitute notice) to:
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Attention: Karl A. Roessner
Facsimile No.: (212) 878-8375
     if to Seller, to:
National City Bank
101 W. Washington Street
Indianapolis, Indiana 46255
Attention: President
Facsimile No.: (317) 267-7040

     with a copy (which shall not constitute notice) to:
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114
Attention: General Counsel
Facsimile No.: (216) 222-2336; and
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Attention: Lyle G. Ganske
                 Christopher J. Hewitt
Facsimile No.: (216) 579-0212
or such other address or electronic facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     Section 12.03. Amendments and Waivers. Any provision of this Agreement may be amended, supplemented, modified or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, supplement or modification, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     Section 12.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the matters contemplated hereby shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, Purchaser shall pay any recording fees and notary fees attributable to or pertaining to the purchase or sale of the Purchased Assets, and the cost of updating any existing survey or obtaining any new surveys of the Facilities.
     Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that other than Purchaser, which may assign its rights or obligations under this Agreement or any Transaction Agreement, in whole or in part, to one or more of its Affiliates (but no such assignment shall relieve Purchaser of its obligations under this Agreement or, if applicable, such Transaction Agreement, if such assignee does not perform such obligations, provided, further, that if such assignee is Merrill Lynch & Co., Inc., or such assignee’s obligations under this Agreement are guaranteed by Merrill Lynch & Co., Inc., and the representations and warranties set forth in Sections 3.01, 3.02, 3.03, 3.04 and 3.05 are true for Merrill Lynch & Co., Inc. with respect to such assignment (mutatis mutandis), such assignment shall relieve Purchaser of its obligations under this Agreement), no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the consent of each other party hereto, which consent may not unreasonably be withheld or delayed. Without limiting the generality of the foregoing, if requested by Purchaser, Seller agrees to cause the Business, the Purchased Assets and Assumed Liabilities or any portion thereof, including the Subject Shares, at Closing to be transferred to any Person Purchaser may direct. If an assignment of Purchaser’s rights under this

Agreement occurs, the deliveries to be made pursuant to Sections 1.06(b)(iii) and 1.06(b)(iv) shall be appropriately adjusted.
     Section 12.06. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES THEREOF.
     Section 12.07. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of New York, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of the State of New York (and, with respect to claims in which the exclusive subject matter jurisdiction of such claims is federal, any federal district court located in the State of New York) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (d) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 12.02.
     Section 12.08. Waiver of Punitive and Other Damages and Jury Trial.
          (a) Each party to this Agreement expressly waives and foregoes any right to recover punitive, exemplary and consequential damages and any lost profits in any arbitration, lawsuit, litigation or proceeding arising out of or resulting from any controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          (c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 12.08.
     Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The electronic facsimile transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the parties hereto, their respective successors and assigns and the Purchaser Indemnified Parties and the Seller Indemnified Parties.
     Section 12.10. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     Section 12.11. Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the Transaction Agreements, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof.
     Section 12.12. Disclosure Schedule. There may be included in the Disclosure Schedule and elsewhere in this Agreement items and information that are not “material,” and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Disclosures included in any section of the Disclosure Schedule shall be considered to be made for purposes of all other sections of the Disclosure Schedule to the extent that the relevance of any such disclosure to any other section of the Disclosure Schedule is reasonably apparent. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed in the Disclosure Schedule.
     Section 12.13. Severability. Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and if the rights or obligations of any party hereto will not be materially and adversely affected thereby, this Agreement will be re-formed, construed and enforced in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision or portion of any provision of this Agreement.
     Section 12.14. Bulk Transfer Laws. Purchaser hereby acknowledges that Seller and Purchaser will not comply with the provisions of any Laws (including Tax Laws) with respect to bulk transfers of any jurisdiction in connection with the transactions contemplated by this Agreement and the Transaction Agreements, waives any requirement of compliance with such Laws and agrees that, notwithstanding any other provision of this Agreement, such non-compliance does not constitute a misrepresentation or breach of any representation, warranty or covenant of Seller contained in this Agreement. Nothing in this Section 12.14 shall limit Seller’s indemnification obligations under Section 7.06.

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MERRILL LYNCH BANK & TRUST CO., FSB
By:	\s\ Terrance P. Laughlin
	Name:	Terrance P. Laughlin
	Title:	Chairman

NATIONAL CITY BANK
By:	\s\ Jeffrey D. Kelly
	Name:	Jeffrey D. Kelly
	Title:	Authorized Officer